   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1997.


                                                      REGISTRATION NO. 333-18641
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   T-HQ, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   NEW YORK                                     13-3541686
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

           5016 NORTH PARKWAY CALABASAS, CALABASAS, CALIFORNIA 91302
                                 (818) 591-1310
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                BRIAN J. FARRELL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   T-HQ, INC.
                          5016 NORTH PARKWAY CALABASAS
                          CALABASAS, CALIFORNIA 91302
                                 (818) 591-1310
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                             KENNETH H. LEVIN, ESQ.
                                SIDLEY & AUSTIN
                       555 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90013
                                 (213) 896-6000
                            ANTHONY J. BISHOP, ESQ.
                    SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                       333 SOUTH HOPE STREET, 48TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 620-1780

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   T-HQ, INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

              FORM S-2 ITEM NUMBER AND CAPTION                LOCATION OR CAPTION IN PROSPECTUS
------------------------------------------------------------  ---------------------------------
   1.  Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus...............  Facing Page of Registration
                                                              Statement and Outside Front Cover
                                                              Page
   2.  Inside Front and Outside Back Cover Pages of
       Prospectus...........................................  Inside Front and Outside Back
                                                              Cover Pages
   3.  Summary Information, Risk Factors and Ratio of
       Earning to Fixed Charges.............................  Prospectus Summary; Risk Factors;
                                                              Capitalization
   4.  Use of Proceeds......................................  Prospectus Summary; Use of
                                                              Proceeds
   5.  Determination of Offering Price......................  Outside Front Cover Page; Risk
                                                              Factors; Market Price of Common
                                                              Stock; Underwriting
   6.  Dilution.............................................  Not Applicable
   7.  Selling Security Holders.............................  Not Applicable
   8.  Plan of Distribution.................................  Outside Front Cover Page;
                                                              Underwriting
   9.  Description of Securities to be Registered...........  Prospectus Summary; Market Price
                                                              of Common Stock; Dividend Policy;
                                                              Description of Securities
  10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts
  11.  Information with Respect to the Registrant...........  Outside Front and Inside Front
                                                              Cover Pages; Prospectus Summary;
                                                              Risk Factors; Market Price of
                                                              Common Stock; Dividend Policy;
                                                              Use of Proceeds; Capitalization;
                                                              Selected Consolidated Financial
                                                              Data; Management's Discussion and
                                                              Analysis of Financial Condition
                                                              and Results of Operations;
                                                              Business; Management; Principal
                                                              Stockholders; Description of
                                                              Securities; Shares Eligible for
                                                              Future Sale; Consolidated
                                                              Financial Statements
  12.  Incorporation of Certain Information by Reference....  Incorporation of Certain
                                                              Documents by Reference
  13.  Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities.......................  Not Applicable

PROSPECTUS


                                1,500,000 Shares

                               [T-HQ, INC. LOGO]

                                  COMMON STOCK
                            ------------------------


     All of the 1,500,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), offered hereby are being issued and sold by T-HQ, Inc. ("T-HQ" or the "Company"). The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "TOYH." The Company has been approved for listing on the Nasdaq National Market under the symbol "THQI" upon completion of this offering. On February 10, 1997, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $8.56 per share.


     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share.........................         $7.50               $0.49                $7.01
-------------------------------------------------------------------------------------------------
Total(3)..........................      $11,250,000          $731,250            $10,518,750
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $400,000.


(3) The Company has granted to the Underwriters' a 30-day option to purchase up to 225,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $12,937,500, $840,938 and $12,096,563, respectively. See "Underwriting."



     The shares of Common Stock are being offered by the several underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the certificates for the shares of Common Stock will be available for delivery in New York, New York, on or about February 14, 1997.


                           WEDBUSH MORGAN SECURITIES


                THE DATE OF THIS PROSPECTUS IS FEBRUARY 11, 1997

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to "T-HQ" or the "Company" are to T-HQ, Inc., a New York corporation, and its subsidiaries. The term "Title" is used in this Prospectus to mean an interactive software title that is released by the Company for use on a particular hardware platform. Unless otherwise stated in this Prospectus, information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting." All references to shares of Common Stock, including shares subject to warrants and options and warrant and option exercise prices, have been adjusted to reflect the one-for-fifteen reverse stock split effective February 15, 1995.

     This Prospectus includes statements of a forward-looking nature relating to future events or the future financial performance of the Company. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     T-HQ develops, publishes and distributes interactive entertainment software for the various hardware platforms that collectively dominate the home video game market. The Company currently publishes Titles for all major dedicated platforms manufactured by Sony, Sega and Nintendo, and in 1997 intends to release Titles for the recently introduced Nintendo 64 platform and multimedia personal computers. The Company currently publishes products in most interactive software genres, including action, adventure, arcade, fighting, driving, strategy, simulation and sports. The Company's principal customers include Toys "R" Us, Wal-Mart, Target and Best Buy, other national and regional retailers, discount store chains and specialty retailers.

     The Company achieved a turnaround in 1995, reversing two years of significant losses. Under new leadership, the Company focused its product strategy, improved inventory management and reduced fixed costs. As a result, T-HQ's revenues increased from $13.3 million in 1994 to $33.3 million in 1995. For the nine months ended September 30, 1996, revenues were $29.8 million, compared to $18.9 million for the same period in 1995.

     The Company's objective is to become a leading provider of exciting, high-quality interactive entertainment software that appeals to a broad range of consumers for use on a variety of platforms. The Company's business strategy is based on the following:

     - Developing a portfolio of games, primarily for use on advanced platforms, based on properties that are proprietary or are exclusively licensed to the Company ("franchise" properties). Franchise properties allow the Company to release Titles based on such properties on a variety of hardware platforms, to create sequels to such Titles and to re-release such Titles at secondary and tertiary price points in the future. The Company's exclusively licensed properties currently consist of BASS Masters Classic, Turner's World Championship Wrestling and Brunswick's Tournament of Champions. Currently, the Company's sole proprietary product is Pax Imperia II.

     - Identifying and licensing titles originally developed in foreign territories with proven or anticipated consumer acceptance and publishing localized versions for advanced platforms for distribution in the United States and other countries. This strategy enables the Company to participate in the market for advanced platform games while limiting risk. In 1996, the Company commenced publishing and distributing Sony PlayStation and Sega Saturn Titles under license from foreign independent software developers, primarily from Japan. In 1997, the Company expects to publish approximately 12 additional Titles acquired in such manner, including K1: The Arena Fighters, Ghost in the Shell and Destruction Derby XL.

     - Publishing high quality software for the large installed base of 16-bit and Game Boy platforms for so long as the Company believes there is a significant market for such Titles. The Company believes that the relatively low cost of development of Titles for such platforms and reduced competition in these markets creates an opportunity to generate continuing sales and profits from these segments of the video game market. Examples of such Titles published by the Company include Disney's Toy Story and Disney's Pocahontas and LucasArts' Super Empire Strikes Back and Super Return of the Jedi. Licenses acquired for Titles currently under development include Disney's Hunchback of Notre Dame and Disney's Hercules (an animated feature film to be released in 1997). The Company has also entered into agreements with Electronic Arts Inc., a competing independent software company, pursuant to which the Company develops, publishes and distributes Titles based on existing Electronic Arts titles, primarily for SNES and Game Boy. Representative Electronic Arts titles include Madden Football, FIFA International Soccer, NBA Live, NHL Hockey and PGA Tour Golf. The Company intends to continue to seek licenses of such high-recognition properties to publish Titles for older platforms.


     - Expanding its presence in foreign markets that demonstrate (through an increasing installed base of platforms) the potential for commercial success of the Company's Titles. To accomplish this strategy, the Company has established an office in the United Kingdom to oversee its operations in Europe and has developed strategic relationships with Japanese publishers, resulting in foreign sales constituting 25% of the Company's revenues in 1995 and for the first nine months of 1996.


     - Managing the development and marketing of its Titles in a manner that minimizes financial risk. The Company attempts to minimize its fixed expenses by such means as adjusting the relative use of employees and independent contractors who perform software development, adopting warehouse and shipping systems that closely link product fulfillment costs to sales volume, and compensating sales representatives based on sales volume. In addition, by implementing strict product ordering and inventory controls, the Company attempts to reduce the risks associated with excessive or obsolete inventory.


     As of January 9, 1997, the Company had approximately 37 new Titles under license or in various stages of development that are currently scheduled for release in 1997, including seven Titles for PlayStation, seven Titles for Saturn, one Title for Nintendo 64 and two Titles for use on multimedia personal computers.


     The Company was incorporated in 1989, and its principal executive offices are located at 5016 North Parkway Calabasas, Calabasas, California 91302. Its telephone number at that location is (818) 591-1310.

                                  THE OFFERING

Common Stock offered by the Company...........  1,500,000 shares
Common Stock outstanding after this
  offering(1).................................  6,242,454 shares
Use of proceeds...............................  General corporate purposes, including obtaining licenses for and development
                                                expenditures related to new titles, repayment
                                                of borrowings under the Company's revolving
                                                credit facility, and making acquisitions of
                                                related businesses. See "Use of Proceeds."
Nasdaq SmallCap symbol........................  TOYH
Proposed Nasdaq National Market symbol........  THQI

---------------


(1) Based on shares outstanding as of January 9, 1997. Excludes 502,833 shares of Common Stock issuable upon exercise of options issued pursuant to the Company's Amended and Restated 1990 Stock Option Plan (the "Stock Option Plan") at a weighted-average exercise price of $3.53 per share, 481,010 shares of Common Stock issuable upon exercise of other options at a weighted-average exercise price of $4.09 per share, and 706,431 shares of Common Stock issuable upon exercise of other warrants at a weighted-average exercise price of $16.81 per share. See "Description of Securities," "Shares Eligible for Future Sale" and "Underwriting."


     T-HQ is a registered trademark and trade name of the Company. Nintendo(R), Super Nintendo Entertainment System(R) ("SNES"), Game Boy(R) and Nintendo 64(R) are registered trademarks of Nintendo of

America, Inc. ("Nintendo"). Sega(R), Genesis(R), Game Gear(R) and Saturn(R) are registered trademarks of Sega of America, Inc. ("Sega"). Sony PlayStation(R) is a registered trademark of Sony Computer Entertainment Inc. ("Sony"). Nintendo, Sega and Sony are referred to herein collectively as the "Manufacturers." This Prospectus includes trademarks other than those identified in this paragraph.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                NINE MONTHS
                                                                                              ENDED SEPTEMBER
                                                  YEARS ENDED DECEMBER 31,                          30,
                                    -----------------------------------------------------    ------------------
                                     1991       1992        1993        1994       1995       1995       1996
                                    -------    -------    --------    --------    -------    -------    -------
STATEMENT OF OPERATIONS DATA:
Net sales.........................  $32,940    $56,478    $ 37,478    $ 13,289    $33,250    $18,935    $29,772
Operating income (loss)...........    6,114      6,762     (19,233)    (17,367)       757        246      1,106
Income (loss) before income
  taxes...........................    6,224      6,686     (19,653)    (17,479)       623        154        891
Net income (loss).................    4,088      4,046     (16,240)    (17,490)       601        154        887
Net income (loss) per share.......  $  4.94    $  2.79    $ (10.80)   $  (8.75)   $   .17    $   .05    $   .19
Weighted-average number of common
  and common equivalent shares
  outstanding.....................      828      1,448       1,504       1,998      3,482      3,007      4,684


                                                                                   SEPTEMBER 30, 1996
                                                                               --------------------------
                                                                               ACTUAL      AS ADJUSTED(1)
                                                                               -------     --------------
BALANCE SHEET DATA:
Working capital..............................................................  $ 8,203        $ 18,322
Total assets.................................................................   20,193          28,834
Revolving Credit Facility....................................................    1,478              --
Long-term debt...............................................................       --              --
Stockholders' equity.........................................................    9,613          19,732


---------------


(1) Adjusted to give effect to the sale of 1,500,000 shares of Common Stock by the Company in this offering and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."



                              RECENT DEVELOPMENTS



     On February 4, 1997, the Company announced results of operations for the fiscal quarter and year ended December 31, 1996. Net sales for the fourth quarter were approximately $20.4 million, a 43% increase over the $14.3 million of net sales for the fourth quarter of 1995. Net income for the fourth quarter was approximately $1,010,000, a 126% increase over the $447,000 of net income reported for the fourth quarter of 1995. Net income per share for the fourth quarter was $0.19, calculated on approximately 5.3 million weighted-average shares of Common Stock outstanding, as compared to $0.10 per share for the fourth quarter of 1995, calculated on 4.6 million weighted-average shares.



     Net sales for the year ended December 31, 1996 were approximately $50.2 million, a 51% increase over the $33.3 million reported for 1995, and net income was approximately $1,900,000, or $0.39 per share, for 1996, as compared to net income of $601,000, or $0.17 per share, for 1995.



     The foregoing financial information is unaudited but in the opinion of management includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's net sales, net income and net income per share for the periods indicated.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully, in addition to the other information contained in this Prospectus, the risk factors set forth below before making a decision to purchase the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In each instance in which a risk factor identifies an event that would or could adversely affect the Company, such risk should be viewed as potentially adversely affecting the Company's business, results of operations and financial condition.

ACQUISITION OF PROPERTIES AND DEVELOPMENT OF NEW TITLES

     The Company's continuing profitability is a direct result of its ability to timely develop and sell new Titles to replace declining revenues from older Titles. Consumer preferences for interactive entertainment software ("Software") are difficult to predict, and few Software titles achieve sustained market acceptance. If revenues from new Titles fail to replace declining revenues from existing Titles, the Company would be materially and adversely affected.

     The development of new Titles is dependent in substantial part upon the Company's identification and exploitation in a timely manner of Titles based upon entertainment projects (such as movies, television programs and arcade games), sports and entertainment personalities, or popular sports, trends or concepts ("Properties") that have high public visibility or recognition or that reflect the trends of popular culture. The determination of which Titles the Company should develop is highly subjective and there can be no assurances that any new Title will be successful. In addition, the Company is in competition with numerous other Software companies for licenses to develop Software based on such Properties. To the extent competition intensifies for licenses to highly desirable Properties, the Company may encounter increased difficulty in obtaining these licenses. See "Business -- Competition." The failure of the Company to accurately identify and secure the rights to Properties that are or will become popular would have a material adverse effect on the Company.

     Properties generate significant public interest for periods that are unpredictable and short. Consequently, the Company's commercially successful Titles may be marketable in material quantities for only a limited time, often for less than six months. As is typical of Software, the life cycle of a Title generally consists of a relatively high level of sales during the first few months after introduction, followed by market saturation and a decline in sales. Accordingly, substantially all of the Company's net sales for a particular year are generated by Titles released in that year. In some instances, a sales decline may also be accompanied by decreasing sales prices, which may result in credits or allowances to the Company's customers. See "-- Discounts, Allowances and Returns; Inventory Management." In addition, the development cycle for new Titles, including the development of the necessary game software, approval by the Manufacturer and production of the initial cartridges or CD-ROMs, typically has ranged from nine to 18 months. During such period, the market appeal of a Title may decline. To the extent the Company experiences delays in the development or shipment of new Titles, or if new Titles are not successful in the market, the Company would be materially and adversely affected. See "Business -- Software Design and Development" and "Business -- Manufacturing."

     As of January 9, 1997, the Company had approximately 37 new Titles under license or in various stages of development that are currently scheduled for release in 1997. For the reasons set forth above, there can be no assurance that the Company will be able to release each of these Titles within such time or at all, or that the Company will be able to secure the rights to new Titles at a rate that will maintain the Company's current development and release schedule.

DISCOUNTS, ALLOWANCES AND RETURNS; INVENTORY MANAGEMENT

     Although the Company's arrangements with its distributors and retailers generally do not give such customers the right to return manufactured products embodying the Titles (the "Products") to the Company (other than defective Products) or to cancel firm orders, the Company often negotiates accommodations to retailers (and, less often, to distributors) when demand for specific items falls below expectations for the purpose of maintaining its relationships with its customers. Such accommodations consist of acquiescing to the customer's request that not all booked orders be filled or that not all shipped orders be accepted, negotiated price discounts, credits against future orders and, less often, the return of Products to the Company. It is the Company's practice to accept all returns of defective or damaged Products.

     At the time of Product shipment, the Company establishes provisions against the gross revenues generated by such shipment based on estimates of future returns of, and other customer accommodations that may be granted with respect to, such Products, based on the Company's historical experience, retailer inventories of the Titles and other factors. For the year ended December 31, 1995 and the nine months ended September 30, 1996, provisions of approximately $3.6 million and $3.3 million, respectively, were taken against gross sales made during such periods, and as of September 30, 1996, the Company's aggregate reserve against accounts receivable for returns and customer accommodations was approximately $3.3 million.

     The Company cannot predict the amount or nature of accommodations that will be provided to its customers in future periods. Although the Company believes its reserves are adequate with respect to such matters, there can be no assurance that actual returns and other customer accommodations will not exceed the reserves established. To the extent such accommodations were to exceed the Company's reserves, the Company would be adversely affected.

     The identification by the Company of slow-moving or obsolete inventory, whether as a result of requests from customers for accommodations or otherwise, would require the Company to establish reserves against such inventory or to write-down the value of such inventory to its estimated net realizable value. In 1993 and 1994 the Company incurred material charges to income as a result of such write-downs, but has not experienced such problems subsequent to those periods. While the Company believes that substantially all of its current inventory is saleable in the ordinary course, there can be no assurance that in the future the Company will not be required to incur charges related to slow-moving or obsolete inventory.

REVENUE FLUCTUATIONS AND SEASONALITY

     The Company has experienced and may continue to experience significant quarterly fluctuations in net sales and operating results due to a variety of factors, including the timing of releases of new Titles by the Company, the popularity of both new Titles and Titles released in prior periods, fluctuations in the mix of Titles with varying profit margins, the timing of customer orders, the timing of shipments by the Manufacturers, fluctuations in the size and rate of growth of consumer demand for Software for various hardware platforms ("Platforms"), the timing of the introduction of new Platforms and the accuracy of retailer's forecasts of consumer demand. The Company's expenses are based, in part, on its expectations of future revenues and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by the Company to meet its sales expectations. In addition, the Software market is highly seasonal, with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." There can be no assurance that the Company can maintain consistent profitability on a quarterly or annual basis.

CUSTOMER CONCENTRATION AND CREDIT RISK

     Sales to the Company's ten largest customers collectively accounted for approximately 52% of the Company's gross sales in 1995 and 54% for the nine months ended September 30, 1996. Toys "R" Us, Wal-Mart and Kay Bee accounted for approximately 12%, 10% and 7%, respectively, of the Company's gross sales in 1995. For the nine months ended September 30, 1996, Toys "R" Us, Wal-Mart and Target accounted for 12%, 9% and 7% of the Company's gross sales, respectively. The Company has no written agreement or other understanding with any of its customers that relate to future purchases by such customers, and thus such purchases could be terminated at any time. A termination of or other adverse change in the Company's relationship with any of its largest customers would have a material adverse effect on the Company.

     The Company's sales of Products are typically made on credit, with terms that vary depending upon the customer and demand for such Products. The Company does not hold any collateral to secure payment by its customers, and currently does not factor any of its receivables. Thus, the Company bears the risk of its customers' and distributors' inability to pay such receivables or the effect of any delay in such payment. Retailers and distributors compete in a volatile industry and are subject to the risk of business failure. A business failure by any of the Company's largest customers would have, and a business failure by any of the Company's distributors or other retailers could have, a material adverse effect on the Company.

RISKS ASSOCIATED WITH TITLES FOR MULTIMEDIA PERSONAL COMPUTERS AND PROPRIETARY TITLES

     In 1996, the Company acquired Heliotrope Studios, Inc. ("Heliotrope") in order to expand its offerings of interactive games and to enable the Company to develop Titles for the multimedia personal computer ("PC") market. See
"Business -- Business Strategy" and "Business -- Software Design and Development." While the principals of Heliotrope have certain experience developing and marketing CD-ROM games for PCs, prior to this acquisition the Company had no experience in this segment of the Software market. The development and marketing of such Titles can be expected to subject the Company to risks in addition to those encountered in the operation of the Company's historical business, some of which may not be anticipated by the Company. Such risks include the ability to accurately predict which Titles will appeal to the purchasers of interactive games for PCs, greater reliance on distributors in order to obtain retail distribution, and the greater retailer returns experienced for CD-ROMs for PCs. There can be no assurance that the Company will be able to successfully develop and market Titles for the PC market.

     In 1997, the Company expects to release its first proprietary Title, Pax Imperia II, an intergalactic strategy game. The Company's strategy includes acquiring or developing other Properties that are proprietary to the Company. The developing and marketing of such Titles can also be expected to subject the Company to additional risks, including the risk that Titles that do not have high public visibility or recognition will have more limited market appeal.

GROWTH STRATEGY

     From time to time the Company evaluates potential acquisitions of, or investments in, other Software publishers or developers that the Company believes will complement or enhance its business. In connection with any such acquisitions, the Company may incur debt or issue debt or additional equity securities, depending on market conditions and other factors. There can be no assurance that the Company will consummate any such acquisitions or investments or, if consummated, that such acquisitions or investments will prove to be beneficial to the Company. The Company is not currently negotiating, nor does it have any commitments or understandings with respect to, any future acquisitions or investments.

DEPENDENCE ON THE PLATFORM MANUFACTURERS

     The Company is wholly dependent on the Manufacturers and its licenses with the Manufacturers (the "Platform Licenses") for the right to publish Titles for the Manufacturers' Platforms and for the manufacture of its Titles. For the year ended December 31, 1995, 79% of the Company's net sales consisted of Nintendo Titles and 21% consisted of Sega Titles, and for the nine months ended September 30, 1996, 74% of net sales consisted of Nintendo Titles, 15% consisted of Sega Titles and 11% consisted of Sony Titles. The Company's current Platform License with Sega limits the Company to introducing three titles for the Sega Genesis per year of the license. In addition, the Company's Platform License with Sony, and with Nintendo for Nintendo 64, require that the Company obtain approval for the publication of new Titles on a title-by-title basis. As a result, the number of Titles the Company is able to publish for these Platforms, and thus the Company's revenues from Titles for these Platforms, may be limited.

     In the event that, at the end of the term of the current Platform License with a Manufacturer, such Manufacturer chooses not to renew or extend such agreement, or if a Manufacturer were to terminate such license for any reason, the Company would be unable to publish additional Titles for such Manufacturer's Platform, which would materially and adversely affect the Company.

     Each of the Manufacturers is the sole manufacturer of the Products published by the Company under license from such Manufacturer. The Platform Licenses provide that such Manufacturer may raise prices for the Titles at any time and include other provisions giving the Manufacturer substantial control over the Company's release of new Titles. Furthermore, the relatively long manufacturing cycle for cartridge-based Products (from 30 to 75 days) requires the Company to accurately forecast retailer and consumer demand for its Titles. Since each of the Manufacturers is also a publisher of Software for its own Platforms, and also manufactures products for all of their other licensees, the Manufacturers may give priority to their own products or those of other publishers in the event of insufficient manufacturing capacity. If the Company experiences unanticipated delays in the delivery of Products for these or any other reasons, the Company would be materially and adversely affected. See "Business -- Manufacturing."

RECOVERY OF PREPAID ROYALTIES, GUARANTEES AND CAPITALIZED DEVELOPMENT COSTS

     The Company typically enters into agreements with licensors of Properties and developers of Titles that require advance payments of royalties and/or guaranteed minimum royalty payments. There can be no assurance that the sales of Products for which such royalties are paid will be sufficient to cover the amount of these required royalty payments. The Company capitalizes its prepaid royalties, and capitalizes software development costs upon the establishment of technological feasibility of the Title under development. Amortization of these payments and costs is determined on a title-by-title basis based on the greater of (i) the ratio of current gross revenues for a Title to the sum of its current and anticipated gross revenues, or (ii) the straight-line method over the estimated remaining economic life of the Title. The Company analyzes such capitalized costs quarterly and writes off as project abandonment losses these capitalized payments and costs (and expenses any unpaid guaranteed minimum royalties) when, based on the Company's estimate, future revenues will not be sufficient to recover such costs. As of September 30, 1996, the Company had prepaid royalties and capitalized development costs of approximately $5.2 million. If the Company were required to write off a material portion of its prepaid royalties or capitalized development costs, the Company's results of operations could be adversely affected.

CHANGES IN CONSUMER DEMAND AND TECHNOLOGY

     During the approximately 20-year history of the interactive entertainment industry, there have been periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. The Company's sales are dependent, among other factors, on the popularity and unit sales of Platforms generally, as well as the relative popularity and unit sales of the Platforms of the various Manufacturers. The relative popularity of Platforms has experienced wide fluctuations in recent years. Unexpected declines in the popularity of a particular Platform can be expected to have a material adverse effect on consumer demand for Titles released or scheduled for release for such Platform.

     The interactive game industry is characterized by rapid technological change. As a result, the Company must continually anticipate and adapt its offerings to emerging Platforms and evolving consumer preferences. The development of Software for new Platforms requires substantial investment. Generally, such development efforts must occur well in advance of the release of new Platforms in order to introduce Titles on a timely basis following the release of such Platforms. The development and marketing of Titles for new Platforms may require greater financial and technical resources than are currently available to the Company. In addition, there can be no assurance that the new Platforms for which the Company develops Titles will achieve market acceptance and, as a result, there can be no assurance that the Company's development efforts with respect to such new Platforms will lead to marketable Titles or Titles that generate sufficient revenues to recover their development and marketing costs. This risk can be expected to increase in the future, as continuing increases in development costs require corresponding increases in net sales in order for the Company to maintain profitability. In addition, as the Company introduces CD-ROM Titles for PCs, the Company's game software must maintain compatibility with such computers, their operating software and their hardware accessories. The failure of the Company to timely develop Titles for new Platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs, or to maintain such compatibility would have a material adverse effect on the Company.

     The introduction of new Platforms and technologies can render existing Software obsolete and unmarketable. More commonly, as more advanced Platforms are introduced, consumer demand for Software for older Platforms diminishes. For example, while the Company's experience indicates that competition for licenses to develop new Titles for 16-bit Platforms is significantly less intense than for 32-bit and 64-bit Platforms, there can be no assurance that, as a result of such reduced consumer demand for such Titles, the Company's Titles for 16-bit Platforms will generate sufficient sales to make such Titles profitable. Despite this diminishing demand, the Company intends to continue to publish new Titles for older Platforms for so long as the Company believes there is a significant market for such Titles.

     A number of Software publishers who compete with the Company are currently developing Software for use by consumers over the Internet. While the Company believes that the market for such Software is currently insignificant, future increases in the availability of such Software or technological advances in such Software could result in a decline in Platform-based Software and thus have a material adverse effect on the Company.

COMPETITION

     The interactive entertainment industry is intensely competitive. The Company competes, for both licenses to Properties and the sale of Software, with the Manufacturers, each of whom is the largest developer and marketer of Software for its Platforms. There can be no assurance that these companies will not increase their own Software development efforts. As a result of their commanding positions in the industry as the manufacturers of Platforms and publishers of Software for their Platforms, the Manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and purchases than do any of their licensees, including the Company. In addition, each of the Manufacturers has dozens of active licensees, each of which is also a competitor of the Company. Each of the Manufacturers and many of these other competitors (such as Acclaim Entertainment, Inc., Disney Interactive, Inc., Electronic Arts Inc., GT Interactive Software Corp., Midway Games Inc. and Microsoft Corporation) have broader Software lines and greater financial, marketing and other resources than the Company; these competitive advantages enable such competitors to market their Software more aggressively and make higher offers or guarantees in connection with the acquisition of licensed Properties. In addition, as competition for retail shelf space becomes more intense, the Company may need to increase marketing expenditures to maintain sales of its Titles; and as competition for popular Properties increases, the cost of acquiring licenses for such Properties is likely to increase, resulting in reduced margins. Prolonged price competition, increased licensing costs or reduced profit margins would have a material adverse effect on the Company. There can be no assurance that the Company will be able to compete successfully with the Manufacturers and their other licensees in the future.

     In addition, the market for the Company's products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures from its current and future competitors. Accordingly, there can be no assurance that the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect operating income as a percentage of net revenue and would require the Company to increase unit sales in order to maintain net revenue.

     The Company believes that large diversified entertainment, cable and telecommunications companies, in addition to large software companies, are increasing their focus on the interactive entertainment market, which will result in greater competition for the Company. In particular, many of the Company's competitors are developing on-line interactive games and interactive networks that will be competitive with the Company's interactive products. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company relies to a substantial extent on the management, marketing, sales, technical and software development skills of a limited number of employees to formulate and implement its business plan, including the development of its Titles. The Company's success depends upon, to a significant extent, its ability to attract and retain key management and software development personnel. Competition for such employees is acute and the process of locating key personnel with the combination of skills and attributes required to execute the Company's strategy is often lengthy. The loss of services of key personnel could have a material adverse effect on the Company. The only officer with whom the Company has an employment agreement is Brian J. Farrell, its President and Chief Executive Officer. See "Management."

PROPRIETARY RIGHTS OF THE MANUFACTURERS

     The Company depends on the Manufacturers for the protection of intellectual property rights to their respective Platforms, cartridges and CD-ROMs, their ability to control the proliferation of new titles by licensees and others, and their ability to discourage unauthorized persons from producing Software for their Platforms. There can be no assurance that the Manufacturers will be able to continue to (i) protect their rights so that the proprietary information and technology licensed by the Company from the Manufacturers will not become generally available, (ii) control the proliferation of Software, (iii) discourage unauthorized persons from producing Software, or (iv) believe that it is in their best interests to continue any of the foregoing policies. A change in any of these policies could have a material adverse effect on the Company.

PROPRIETARY RIGHTS OF THE COMPANY

     As a result of the Company's acquisition of Heliotrope, the Company owns the rights to certain intellectual property with respect to Pax Imperia II. See "Business -- Strategy." However, other than such rights, its licenses from the Manufacturers to produce Titles and its licenses to develop and/or publish Titles based on Properties owned or controlled by others, the Company does not have any material proprietary rights, technology or intellectual property.

     As a result of the proprietary rights of the Manufacturers and the efforts taken by the Manufacturers to protect such rights, the Company does not believe that there is a material amount of unauthorized copying of the Company's Titles. However, unauthorized production occurs in the computer software industry generally, and were a significant amount of unauthorized production of the Company's CD-ROM Products for PCs to occur, the Company could be materially and adversely affected.

FOREIGN SALES AND CURRENCY FLUCTUATIONS

     For fiscal year 1995 and the first nine months of 1996, foreign sales represented approximately 25% of the Company's net sales, and the Company expects that foreign sales will continue to account for a significant portion of its net sales in future periods. Foreign sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other barriers, difficulties in staffing and managing foreign operations and the possibility of difficulty in accounts receivable collection. There can be no assurance that these or other factors will not have an adverse effect on the Company's future foreign sales.

     Because the majority of foreign sales are made in U.S. dollars, the Company does not believe that foreign currency fluctuations have had a material effect on its results of operations. To the extent the Company's foreign sales increase and such sales are not denominated in U.S. dollars, the Company's reported sales and results of operations could be adversely affected by foreign currency fluctuations. The Company has not engaged in any foreign exchange hedging activities and does not have any current plans to engage in any such activities.

LIMITATION ON USE OF NET OPERATING LOSS CARRYFORWARDS

     At December 31, 1995, for federal income tax purposes the Company had reported approximately $17.5 million of net operating loss ("NOL") carryforwards incurred since 1993. The sale of the shares of Common Stock offered by the Company hereby will result in an "ownership change" of the Company for purposes of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. As a result, the amount of the NOL carryforward available to reduce the Company's federal income tax liability in future years in which the Company has taxable income will be limited to an annual amount equal to (i) the fair market value of the Company's capital stock immediately prior to the consummation of the offering made hereby, multiplied by (ii) the "long-term tax exempt rate" published by the Internal Revenue Service for the month in which this offering is consummated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

VOLATILITY OF SHARE PRICE

     The market price of the Common Stock has been, and is likely to continue to be, highly volatile. Such price has fluctuated substantially in recent periods. See "Market Price of Common Stock" and "Dividend Policy." In addition, there has been a history of significant volatility in the market prices for shares of other companies engaged in the Software industry. Factors such as the timing and market acceptance of new Titles, the introduction of new Software by the Company's competitors, loss of key personnel of the Company, variations in quarterly operating results or changes in market conditions in the Software industry generally could have a significant impact on the market price of the Common Stock. Thus, there can be no assurance that the market price of the Common Stock will not decline below the public offering price or experience extreme volatility.

NO DIVIDENDS

     The Company has not paid any cash or other dividends on its Common Stock and does not expect to declare or pay any cash dividends in the foreseeable future. In addition, the Company's revolving credit agreement restricts the payment of any cash dividends. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. Upon completion of this offering, the 1,500,000 shares of Common Stock offered hereby (1,725,000 million if the Underwriters' over-allotment option is exercised in full) will be eligible for sale in the open market. Upon the expiration of "lock-up agreements" with the Underwriters, 180 days after the consummation of this offering (or earlier if the Underwriters decide to release shares from the lock-up agreements), the shares subject to these agreements will be eligible for sale subject to the limitations of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act") with respect to shares held by "affiliates" of the Company (as that term is defined under the Securities Act). In addition, the Company has reserved for issuance sufficient shares to fulfill its obligations to issue shares upon the exercise of certain options and warrants to purchase shares of Common Stock. See "Description of Securities -- Warrants and Options" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $10,119,000 (approximately $11,697,000 if the Underwriters' over-allotment option is exercised in full). The Company intends to use such proceeds for general corporate purposes including obtaining licenses for, and development expenditures related to, new Titles and the repayment of amounts outstanding under the Company's revolving credit facility with a bank (the "Revolving Credit Facility"). A portion of such proceeds may also be used to fund acquisitions related to the Company's business. The Company is not currently negotiating, nor does it have any commitments or understandings with respect to, any acquisitions of or investments in other companies. Following the repayment of indebtedness under the Revolving Credit Facility, and pending the use of the balance of such proceeds for such other purposes, the Company will invest such proceeds principally in United States government securities, short-term certificates of deposit, money market funds or other short-term, interest-bearing investments.


     All borrowings under the Revolving Credit Facility are due in full on June 30, 1997, at which time the Revolving Credit Facility will terminate if not extended. The interest rate under the Revolving Credit Facility is the bank's prime lending rate plus 1.25% per annum. At January 9, 1997, the Company had $4,497,000 of borrowings outstanding under the Revolving Credit Facility, all of which the Company used for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                          MARKET PRICE OF COMMON STOCK

     Through approximately February 17, 1995, the Common Stock traded on the Nasdaq National Market under the symbol "TOYH." Since February 20, 1995, the Common Stock has been quoted on the Nasdaq SmallCap Market under the same symbol. The Company has been approved for listing on the Nasdaq National Market under the symbol "THQI" upon completion of this offering. The following table sets forth for the periods indicated the high and low closing sales prices of the Common Stock as reported on the Nasdaq National Market or the Nasdaq SmallCap Market.


                                                                 CLOSING SALES
                                                                    PRICES
                                                              -------------------
                                                              HIGH           LOW
                                                              -----         -----
            1995
              First Quarter.................................  $ 9 3/8       $2  3/4
              Second Quarter................................    3 1/8        1 35/6
              Third Quarter.................................    4 3/4        1 15/1
              Fourth Quarter................................    6            2  3/4
            1996
              First Quarter.................................    5 3/1        3  1/2
              Second Quarter................................    6 1/4        3  3/1
              Third Quarter.................................    7 9/1        4  1/8
              Fourth Quarter................................   10 3/8        7  1/1
            1997
              First Quarter (through February 10, 1997).....    9 1/4        8  1/8



     The closing sale price of the Common Stock on February 10, 1997, as reported on the Nasdaq SmallCap Market was $8.56 per share. As of February 10, 1997, there were approximately 417 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on the Common Stock and does not intend to pay any cash dividends on the Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, for the future operation and expansion of its business. The Revolving Credit Facility prohibits the Company from declaring or paying any dividend on, or making any distribution in respect of, the Company's capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following sets forth (i) the actual capitalization of the Company at September 30, 1996, (ii) such capitalization as adjusted to give effect to the receipt of the net proceeds from the sale of 1,500,000 shares of Common Stock offered by the Company hereby at the public offering price of $7.50 per share, less underwriting discounts and commissions and estimated offering expenses. This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.



                                                                  SEPTEMBER 30, 1996
                                                              --------------------------
                                                               ACTUAL        AS ADJUSTED
                                                              --------       -----------
                                                              (IN THOUSANDS)
        Revolving Credit Facility (1).......................  $  1,478        $      --
                                                              --------         --------
        Stockholders' equity:
          Common stock, par value $0.0001;
             100,000,000 shares authorized; 4,701,420 shares
             issued and outstanding; 6,201,420 shares issued
             and outstanding as adjusted(2).................         4                4
          Cumulative foreign currency translation
             adjustment.....................................      (367)            (367)
          Additional paid-in capital........................    34,452           44,571
          Accumulated deficit...............................   (24,476)         (24,476)
                                                              --------         --------
             Total stockholders' equity.....................     9,613           19,732
                                                              --------         --------
                  Total capitalization......................  $ 11,091        $  19,732
                                                              ========         ========


---------------

(1) As of January 9, 1997, the actual amount outstanding under the Revolving Credit Facility was $4,497,000. In addition, as of such date the Company's lenders had issued and outstanding an aggregate of $5,043,000 of letters of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(2) Excludes shares of Common Stock issuable upon exercise of options and warrants. See "Description of Securities."

                      SELECTED CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data of the Company for each of the years ended December 31, 1993, 1994 and 1995 have been derived from and are qualified by reference to the audited consolidated financial statements of the Company included elsewhere in this Prospectus which have been audited by Deloitte & Touche LLP, independent auditors. The following selected consolidated financial data as of and for the periods ended December 31, 1991 and 1992 were derived from audited financial statements not included in this Prospectus. The selected financial data as of and for the nine months ended September 30, 1995 and 1996 are derived from unaudited financial statements but have been prepared on a basis substantially consistent with the audited consolidated financial statements and, in the opinion of the Company, contain all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                 NINE MONTHS
                                                                                               ENDED SEPTEMBER
                                                      YEARS ENDED DECEMBER 31,                       30,
                                          -------------------------------------------------   -----------------
                                           1991      1992       1993       1994      1995      1995      1996
                                          -------   -------   --------   --------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $32,940   $56,478   $ 37,478   $ 13,289   $33,250   $18,935   $29,772
                                          -------   -------   --------   --------   -------   -------   -------
Cost and expenses:
  Cost of sales.........................   16,933    31,521     31,415     12,651    19,501    10,798    16,783
  Royalties.............................    4,427     7,179      6,028      2,327     3,641     2,103     5,084
  Product development...................      284       831      1,186        713       761       527       767
  Project abandonment...................       --        --      5,489      3,754     1,025       375       375
  Selling...............................    1,466     4,237      4,843      5,909     2,393     1,689     2,304
  General and administrative............    3,716     5,948      7,221      4,806     3,988     2,475     2,764
  Operating interest....................       --        --        529        496     1,184       722       589
                                          -------   -------   --------   --------   -------   -------   -------
         Total costs and expenses.......   26,826    49,716     56,711     30,656    32,493    18,689    28,666
                                          -------   -------   --------   --------   -------   -------   -------
Income (loss) from operations...........    6,114     6,762    (19,233)   (17,367)      757       246     1,106
Interest income (expense) -- net........      110       (76)      (420)      (112)     (134)      (92)     (215)
                                          -------   -------   --------   --------   -------   -------   -------
Income (loss) before income taxes.......    6,224     6,686    (19,653)   (17,479)      623       154       891
Provision (benefit) for income taxes....    2,136     2,640     (3,413)        11        22        --         4
                                          -------   -------   --------   --------   -------   -------   -------
Net income (loss).......................  $ 4,088   $ 4,046   $(16,240)  $(17,490)  $   601   $   154   $   887
                                          =======   =======   ========   ========   =======   =======   =======
Net income (loss) per share.............  $  4.94   $  2.79   $ (10.80)  $  (8.75)  $   .17   $   .05   $   .19
                                          =======   =======   ========   ========   =======   =======   =======
Weighted-average number of common and
  common equivalent shares
  outstanding...........................      828     1,448      1,504      1,998     3,482     3,007     4,684

                                                                  DECEMBER 31,
                                                 -----------------------------------------------   SEPTEMBER 30,
                                                  1991      1992      1993      1994      1995         1996
                                                 -------   -------   -------   -------   -------   -------------
BALANCE SHEET DATA:
Working capital................................  $17,036   $25,036   $11,046   $ 3,736   $ 7,082      $ 8,203
Total assets...................................   30,776    53,394    22,305    15,531    16,916       20,193
Revolving Credit Facility......................    2,021    14,868        --        --        --        1,478
Long-term debt.................................       --        --        --        --        --           --
Stockholders' equity...........................   17,408    26,064    11,627     4,254     7,598        9,613

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company develops, publishes and distributes Software for the major Platforms sold by the Manufacturers. For the nine months ended September 30, 1996, sales of Nintendo Software constituted 74% of the Company's sales, Sega Software sales were 15%, and the remaining 11% were derived from sales of Sony PlayStation Titles.

     The Company achieved a turnaround in 1995, reversing two years of significant losses. Under new leadership, the Company focused its product strategy, improved inventory management and reduced fixed costs. As a result, the Company's revenues increased from $13.3 million in 1994 to $33.3 million in 1995. For the nine months ended September 30, 1996, revenues were $29.8 million, as compared to $18.9 million for the same period of 1995.

     Although there remains a large installed base of 16-bit Platforms, the Company believes that growth in the Software market will be derived principally from games developed for the more advanced Platforms. Accordingly, the Company intends to devote an increasing portion of its resources to the development of Titles for 32-bit and 64-bit Platforms and PCs.

     The Company's business cycle generally commences with the securing of a license to publish one or more Titles based on a Property. Such licenses typically require an advance payment to the licensor and a guarantee of minimum future royalties. See "-- Recovery of Prepaid Royalties, Guarantees and Capitalized Development Costs." After securing the Property, the Company commences software development for the Title. Upon completion of development and approval of the Title by the Manufacturer, the Company orders Products and generally causes a letter of credit to be opened in favor of the Manufacturer. Products are shipped at the Company's expense to a public warehouse in California for domestic distribution or in the United Kingdom for foreign distribution.

     The Company has unfilled sales orders the amount of which fluctuates from time to time, commonly referred to as "backlog." However, substantially all of the Company's Product orders are fulfilled shortly after they are received. Accordingly, the Company does not believe that the amount of its unfilled sales orders as of the end of a period is a meaningful indicator of sales in future periods.

     Revenue Fluctuations and Seasonality. The Company has experienced and may continue to experience significant quarterly fluctuations in net sales and operating results due to a variety of factors, including the timing of releases of new Titles by the Company, the popularity of both new Titles and Titles released in prior periods, fluctuations in the mix of Titles with varying profit margins, the timing of customer orders, the timing of shipments by the Manufacturers, fluctuations in the size and rate of growth of consumer demand for Software for various Platforms, the timing of the introduction of new Platforms and the accuracy of retailer's forecasts of consumer demand. The Company's expenses are based, in part, on its expectations of future revenues and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by the Company to meet its sales expectations. In addition, the Software market is highly seasonal, with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). There can be no assurance that the Company can maintain consistent profitability on a quarterly or annual basis.

     Profit margins may vary over time as a result of a variety of other factors. Profit margins for cartridge Products can vary based on the cost of the memory chip used for a particular Title. As Software has grown more complex, the trend in the Software industry has been to utilize chips with greater capacity and thus greater cost. CD-ROMs have significantly lower per unit manufacturing costs than cartridge-based Products. However, such savings may be offset by typically higher development costs for Titles published on CD-ROMs; such higher costs result from the creation of increased and enhanced content to take advantage of the greater storage capacity available on CD-ROMs.

     Recovery of Prepaid Royalties, Guarantees and Capitalized Development Costs. The Company typically enters into agreements with licensors of Properties and developers of Titles that require advance payments of royalties and/or guaranteed minimum royalty payments. There can be no assurance that the sales of Products for which such royalties are paid will be sufficient to cover the amount of these required royalty payments. The Company capitalizes its prepaid royalties, and capitalizes software development costs upon the establishment of technological feasibility of the Title under development. Amortization of these payments and costs is determined on a title-by-title basis based on the greater of (i) the ratio of current gross revenues for a Title to the sum of its current and anticipated gross revenues, or (ii) the straight-line method over the estimated remaining economic life of the Title. The Company analyzes such capitalized costs quarterly and writes off as project abandonment losses these capitalized payments and costs (and expenses any unpaid guaranteed minimum royalties) when, based on the Company's estimate, future revenues will not be sufficient to recover such costs. As of September 30, 1996, the Company had prepaid royalties and capitalized development costs of approximately $5.2 million. If the Company were required to write off a material portion of its prepaid royalties or capitalized development costs, the Company's results of operations could be adversely affected.

     Discounts, Allowances and Returns; Inventory Management. Although the Company's arrangements with its customers generally do not give such customers the right to return Products to the Company (other than defective Products) or to cancel firm orders, the Company often negotiates accommodations to retailers (and, less often, to distributors) when demand for specific items falls below expectations for the purpose of maintaining its relationships with its customers. Such accommodations consist of acquiescing to the customer's request that not all booked orders be filled or that not all shipped orders be accepted, negotiated price discounts, credits against future orders and, less often, the return of Products to the Company. It is the Company's practice to accept all returns of defective or damaged Products.

     At the time of Product shipment, the Company establishes provisions against the gross revenues generated by such shipment based on estimates of future returns of, and other customer accommodations that may be granted with respect to, such Products, based on the Company's historical experience, retailer inventories of the Titles and other factors. For the year ended December 31, 1995, and the nine months ended September 30, 1996, provisions of approximately $3.6 million and $3.3 million, respectively, were taken against gross sales made during such periods, and as of September 30, 1996 the Company's aggregate reserve against accounts receivable for returns and customer accommodations was approximately $3.3 million.

     The identification by the Company of slow-moving or obsolete inventory, whether as a result of requests from customers for accommodations or otherwise, would require the Company to establish reserves against such inventory or to write-down the value of such inventory to its estimated net realizable value. In 1993 and 1994 the Company incurred material charges to income as a result of such write-downs, but has not experienced such problems subsequent to those periods.

     XBAND Modem. Pursuant to an agreement between the Company and Catapult Entertainment, Inc. ("Catapult") entered into in April 1994, the Company was granted exclusive distribution rights for Catapult's modems (the "XBAND Modem") for use in connection with the Genesis and SNES systems in North America. The XBAND Modem enables video game players to compete against each other in real time from different locations through a communications network created and maintained by Catapult.

     The Company spent approximately $5.8 million through December 31, 1994 in connection with inventory purchases and the marketing and promotion of the XBAND Modem. In May 1995, the Company sold to Catapult the Company's XBAND Modem inventory and related accounts receivable for $3.2 million, of which $1.3 million was paid at such time and the balance was payable over a specified period (less the amount collected by the Company with respect to such receivables). Subsequently, Catapult filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Under Catapult's plan of reorganization, the Company received approximately 15% of its remaining claim against Catapult, or approximately $200,000, in December 1996. Because the Company determined in May 1995 that receipt of any additional payment by Catapult was highly uncertain, at such time the Company established a reserve in the amount of such remaining payments. As a result, substantially all of the amount received pursuant to the plan of reorganization will be reflected in the Company's statement of operations for the year ended December 31, 1996.

     Traditional Toy Sales. Through May 1994, the Company developed and marketed non-Software traditional toys. Toy sales accounted for approximately 16% of the Company's net sales in 1993 and approximately 2% of net sales in 1994. The Company made the determination in 1993 to phase out its toy division based on its lack of profitability and the Company's belief that growth prospects for the division appeared limited. Remaining toy inventory was sold in the ordinary course of business and costs associated with the closure of the toy division were charged to income in 1993.


     Net Operating Loss Carryforwards. At December 31, 1995, for federal income tax purposes the Company had reported approximately $17.5 million of NOL carryforwards incurred since 1993. The sale of the shares of Common Stock offered by the Company hereby will result in an "ownership change" of the Company for purposes of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. As a result, the amount of the NOL carryforwards available to reduce the Company's federal income tax liability in future years in which the Company has taxable income will be limited to an annual amount equal to (i) the fair market value of the Company's capital stock immediately prior to the consummation of the offering made hereby, multiplied by (ii) the "long-term tax exempt rate" published by the Internal Revenue Service for the month in which this offering is consummated. Based upon a long-term tax exempt rate for February 1997 of 5.48% and an assumed market price of the Common Stock immediately prior to consummation of this offering of $8.56 per share (the last reported sale price of the Common Stock on February 10, 1997), such amount is estimated to be approximately $2,225,000 per year.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the components of the Company's net sales and its consolidated operating data as a percentage of net sales:

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                     YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                    --------------------------     ---------------
                                                    1993       1994      1995      1995      1996
                                                    -----     ------     -----     -----     -----
Domestic sales....................................   79.4%      83.6%     74.9%     82.0%     74.8%
Foreign sales.....................................   20.6       16.4      25.1      18.0      25.2
                                                    -----      -----     -----     -----     -----
Net sales.........................................  100.0%     100.0%    100.0%    100.0%    100.0%
Costs and expenses:
  Cost of sales...................................   83.8%      95.2%     58.6%     57.0%     56.4%
  Royalties.......................................   16.1       17.5      10.9      11.1      17.1
  Product development.............................    3.2        5.4       2.3       2.8       2.6
  Project abandonment.............................   14.6       28.2       3.1       2.0       1.3
  Selling.........................................   12.9       44.5       7.2       8.9       7.7
  General and administrative......................   19.3       36.2      11.9      13.1       9.2
  Operating interest..............................    1.4        3.7       3.6       3.8       2.0
                                                    -----      -----     -----     -----     -----
Total costs and expenses..........................  151.3      230.7      97.6      98.7      96.3
                                                    -----      -----     -----     -----     -----
Income (loss) from operations.....................  (51.3)    (130.7)      2.4       1.3       3.7
Interest expense -- net...........................   (1.1)      (0.8)     (0.5)     (0.5)     (0.7)
                                                    -----      -----     -----     -----     -----
Income (loss) before income taxes.................  (52.4)    (131.5)      1.9       0.8       3.0
                                                    -----      -----     -----     -----     -----
Net income (loss).................................  (43.3)%   (131.6)%     1.8%      0.8%      3.0%
                                                    =====      =====     =====     =====     =====

     COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1996 TO THE NINE MONTHS ENDED
SEPTEMBER 30, 1995

     The following table sets forth, for the first nine months of 1995 and 1996, the Titles released during such periods for the Platforms indicated:

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                 -----------------
                                                                 1995         1996
                                                                 ----         ----
            PlayStation........................................   --            3
            Saturn.............................................   --            3
            SNES...............................................    4            6
            Genesis............................................    2            2
            Game Boy...........................................    7            7
            Game Gear..........................................    1           --
                                                                  --           --
                      Total....................................   14           21
                                                                  ==           ==

     The Company's net sales increased to $29,772,000 in the nine months ended September 30, 1996, from $18,935,000 in the same period of 1995, as a result of the increase in the number of new Titles released in 1996. For the nine months ended September 30, 1996, net sales of the Company's Olympic Summer Games, Disney's Toy Story and BASS Masters Classic Titles were $6,350,000 (21% of net sales), $4,064,000 (14% of net sales) and $2,951,000 (10% of net sales), respectively. Foreign net sales grew to $7,508,000 for the nine months ended September 30, 1996, from $3,417,000, for the same period of 1995, as a result of an increase in the number of Titles shipped and an increase in unit sales per Title. The results for the first nine months of fiscal 1995 included sales of $1,200,000 and cost of sales of $600,000 resulting from the sale of the XBAND Modem inventory to Catapult. See "-- Overview -- XBAND Modem."

     Cost of sales decreased slightly as a percentage of net sales to 56.4% for the nine months ended September 30, 1996 from 57.0% of net sales for the corresponding period of 1995, as a result of the commencement in 1996 of the sale of higher-margin CD-ROM Titles. This improvement was mitigated by increased foreign sales (for which margins are generally lower) and a greater percentage of sales of SNES Titles (for which margins are slightly lower).

     Royalty expense as a percentage of net sales increased to 17.1% for the nine months ended September 30, 1996 from 11.1% for the same period of 1995. License agreements for Titles released in 1996 provided for royalties at higher rates, particularly the Company's licenses for Disney's Pocahontas and Disney's Toy Story and its Titles for advanced Platforms.

     For the nine months ended September 30, 1996, selling expenses increased by $615,000 compared to the nine months ended September 30, 1995, as a result of increased marketing efforts for new Titles (primarily print and retail cooperative advertising).

     Operating interest (which consists of interest and fees paid to the Company's bank and fees paid to other issuers of letters of credit) decreased to $589,000 for the nine months ended September 30, 1996, from $722,000 for the same period of 1995. The decline is the result of the Company's entering into more favorable agreements with the Company's domestic and European letter of credit providers. See "-- Liquidity and Capital Resources."

     COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31, 1994

     The Company's net sales increased to $33,250,000 in the year ended December 31, 1995, from $13,289,000 in the year ended December 31, 1994, primarily as a result of an increase in the number of new Titles released in 1995. The Company introduced 24 new Software Titles in 1995 as compared to ten new Titles in 1994. Net sales of the Company's BASS Masters Classic Titles constituted $7,054,000, (21.2%) of sales in the year ended December 31, 1995. Approximately $2,941,000 (22%) of net sales in 1994 consisted of the Company's The Ren & Stimpy Show Titles.

     Foreign net sales grew to $8,356,000, or 25.1% of net sales in 1995, from $2,175,000, or 16.4% of net sales in 1994, as a result of the increase in the number of new Titles released and increased emphasis on sales to foreign customers.

     The results for fiscal 1995 included sales of $1,200,000 and cost of sales of $600,000 resulting from the sale of the XBAND Modem inventory to Catapult. See "-- Overview -- XBAND Modem."

     Cost of sales declined dramatically, as a percentage of net sales, from 1994 to 1995. In 1995, 92% of sales were generated by new Titles, which traditionally have higher profit margins, as compared to 56% in 1994. Close-out sales (defined as sales at substantially reduced margins or at a loss) were not material in 1995; however, close-out sales represented approximately 44% of net sales in 1994. The Company attributes the decline in close-out sales to a substantial improvement in the management of its inventory ordering. Costs of sales as a percentage of net sales in 1994 was also adversely affected by a reserve for discounts and allowances for the XBAND Modem in the amount of approximately $2,000,000 established in that year.

     Royalty expense was higher in 1994 than in 1995 because (i) license agreements for Titles released in 1994 provided for royalties at higher rates, and (ii) many of the Company's royalty agreements for Titles sold in 1994 provided for royalties on a per-unit basis, or provided for royalties payable by the Company on gross sales prices before markdowns and allowances (which, as a consequence of the substantial close-out sales in 1994, resulted in a higher royalty rate).

     Selling expense as a percent of net sales decreased to 7.2% in 1995, from 44.5% in 1994, as a result of the higher sales volume in 1995 and the Company's decision to discontinue marketing the XBAND Modem. Selling expense in 1994 included $2,679,000 for the XBAND Modem.

     The decrease in general and administrative expenses in 1995 compared to 1994 resulted from continuation of cost reductions, which was offset in part by a charge of $483,000 in 1995 resulting from the bankruptcy of one of the Company's European customers. See "-- Comparison of the Year Ended December 31, 1994 to the Year Ended December 31, 1993."

     The lower project abandonment charges in 1995 are the result of the Company bringing a greater portion of its Titles in development to market successfully than in 1994.

     The increase in operating interest in 1995 resulted from an increase in the number of letters of credit opened in 1995 (which is directly related to the increase in sales volume), and increased costs of opening letters of credit with lenders other than the Company's bank.

     COMPARISON OF THE YEAR ENDED DECEMBER 31, 1994 TO THE YEAR ENDED DECEMBER 31, 1993

     The Company's net sales declined to $13,289,000 in 1994 from $37,478,000 in 1993, as a result of a decrease in new Titles in 1994, a decrease in average units sold per Title for releases in 1994 and close-out sales of inventory (which accounted for 44% of net sales). The Company cancelled several Titles that were under development in 1994 and five other Titles scheduled for release in 1994 and instead released in 1995.

     Toy sales in 1994 decreased to $278,000 from $5,996,000 in 1993 as a result of the closure in 1994 of the Company's toy division. See
"-- Overview -- Traditional Toy Sales." The Company's revenues in 1994 were also adversely affected by a reserve for discounts and returns for the XBAND Modem of approximately $2,000,000.

     Net sales of The Ren & Stimpy Show Titles constituted $2,941,000 (or 22%) of net sales in 1994 and $8,999,000 (or 24%) of net sales in 1993. Net sales in 1994 included $2,789,000 (21% of net sales) generated by the Sports Illustrated Titles and $1,636,000 (or 12% of net sales) generated by Madden Football '95.

     The decrease in cost of goods sold in 1994 was a result of the decrease in net sales for that year. Close-out sales in both 1994 and 1993 increased costs of goods sold both in dollar terms and as a percentage of net sales.

     Royalty expense decreased in 1994 due to the decline in net sales, but increased as a percentage of sales because of the reasons set forth above. See "-- Comparison of the Year Ended December 31, 1995 to the

Year ended December 31, 1994." In addition, the Company incurred generally higher royalty rates on license and development agreements that were in effect in 1994 as compared to 1993.

     Selling expense increased in 1994, both in absolute amount and as a percentage of net sales, as a result of (i) $2,679,000 in marketing expenses incurred in that year related to the XBAND Modem and (ii) the write-off of $914,000, consisting of the Company's remaining trade credit balance available for the purchase of radio and television time; such amount was written off because of the Company's termination of its television advertising campaigns.

     General and administrative expenses in 1994 decreased approximately $2,415,000 from 1993 primarily as a result of general cost reductions, including reduced employee staffing levels and related costs, warehousing costs and travel expenditures.

     Project abandonment charges in the year ended December 31, 1994 include $918,000 related to Akira, $494,000 related to The Ren & Stimpy Show, $525,000 related to seaQuest DSV, $446,000 related to Sports Illustrated, $306,000 related to Time Trax and $582,000 related to The Mask.

     In 1993, the Company recognized a tax benefit of $3,413,000, which reflects the carryback to 1991 and 1992 of a portion of the loss incurred in 1993. For information concerning the Company's current NOL, see "-- Overview -- Net Operating Loss Carryforwards."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal uses of cash are Product purchases, guaranteed payments to licensors, advance payments to developers and the costs of internal Software development. In order to purchase Products from the Manufacturers, the Company must open letters of credit in their favor. As of September 30, 1996, the Company had obligations with respect to future guaranteed minimum royalties of $4,710,000 (substantially all of which was payable within the subsequent twelve months). As of January 9, 1997, the Company had obligations with respect to open letters of credit of $5,043,000.

     The amount of the Company's accounts receivable is subject to significant seasonal variations due to the seasonality of sales, and is typically highest at the end of the year. As a result, the Company's working capital requirements are greatest during its third and fourth quarters. The Company believes that the proceeds from this offering, together with funds provided by operations and funds available under the Revolving Credit Facility, will be adequate to meet the Company's anticipated requirements for operating expenses, Product purchases, guaranteed payments to licensors and Software development through 1997. However, to the extent accounts receivable, inventories and guarantees and advance payments increase as a result of growth of the Company's business, the Company could require additional working capital to fund its operations. The Company does not anticipate making material capital expenditures in 1997.

     For the nine months ended September 30, 1996, the Company's net cash used in operating activities was $1,144,000, compared to $3,160,000 for the same period in 1995. During 1995 and 1994, the Company's net cash used in operating activities was $3,395,000 and $9,986,000, respectively.

     For the nine months ended September 30, 1996, the Company's net cash used in investing activities was $768,000 (primarily as a result of the Heliotrope Acquisition and the Company's purchase of 25% of Inland Productions, Inc. ("Inland")), compared to $108,000 for the same period in 1995. For additional information concerning the Company's acquisition and investment, see Note 9 of Notes to Consolidated Financial Statements included elsewhere herein. For 1995 and 1994, the Company's net cash used in investing activities was $239,000 and $188,000, respectively.

     For the nine months ended September 30, 1996, the Company's net cash provided by financing activities was $2,084,000, compared to $2,728,000 for the same period in 1995. For 1995 and 1994, the Company's net cash provided by financing activities was $2,661,000 and $9,833,000, respectively. Financing activities were primarily the receipt of the proceeds from the exercise of warrants and options and bank borrowings in 1996, the issuance of convertible preferred stock in 1995 and the issuance of Common Stock in 1994. See "Description of Securities -- Warrants and Options."

     Credit Facilities. In July 1996, the Company terminated its factoring and credit agreement and entered into the Revolving Credit Facility. Under the Revolving Credit Facility, the Company may draw down working capital advances and open letters of credit in an aggregate amount not to exceed the lesser of $9,000,000, or an amount equal to the sum of 70% of eligible accounts receivable, 50% of eligible inventory and 50% of the amount of letters of credit opened by the Company in favor of the Manufacturers. The portion of the borrowing base that consists of eligible inventory may not exceed $1,500,000. Advances under the Revolving Credit Facility bear interest at the bank's prime lending rate plus 1.25%. The Company has granted the bank a security interest in its domestic accounts receivable and inventories. The Revolving Credit Facility matures on June 30, 1997, subject to earlier termination. As of January 9, 1997, the Company had advances under the Revolving Credit Facility of $4,497,000 and open letters of credit from its revolving credit lender of $2,589,000.

     The Revolving Credit Facility contains customary covenants including, among others, restrictions on the incurrence of debt, encumbrances on or sales of assets, mergers and acquisitions, payments of dividends and capital expenditures. Financial covenants include the maintenance of (i) a current ratio of not less than 1.4 to 1, (ii) profitable operations on a fiscal year basis,
(iii) minimum tangible net worth of $7,000,000, (iv) a ratio of debt to tangible net worth of not greater than 1.75 to 1, and (v) minimum working capital of $5,000,000.

     The Company has also entered into agreements with two additional lenders (the "North American Lender" and the "European Lender") pursuant to which such lenders have agreed to issue letters of credit ("L/Cs") on the Company's behalf to the Manufacturers for the purchase of Products for the Company's North American operations (up to a maximum of $5,000,000) and the Company's European operations (up to a maximum of $2,500,000), respectively. Each of these lenders receives a fee for the issuance of such L/Cs, and each lender retains title to the Products financed by such lender until such time as such Products are sold to the Company's customers. The North American Lender has a security interest in the domestic assets of the Company subordinate to the security interest of the Company's bank. The term of the agreement with the North American Lender expires on March 13, 1997, subject to automatic renewals on such date and every nine months thereafter, unless terminated by either party. The European Lender has a first priority security interest in all of the Company's European subsidiary's receivables, inventory and other assets. The agreement with the European Lender may be terminated at any time by such lender. As of January 9, 1997, there were no open letters of credit issued by the North American Lender and open letters of credit in the amount of $2,454,000 issued by the European lender.

                                    BUSINESS
OVERVIEW

     T-HQ develops, publishes and distributes interactive entertainment software for the various hardware Platforms that collectively dominate the home video game market. The Company currently publishes Titles for all major dedicated Platforms manufactured by Sony, Sega and Nintendo, and in 1997 intends to release Titles for the recently introduced Nintendo 64 Platform and multimedia personal computers. The Company currently publishes products in most interactive software genres, including action, adventure, arcade, fighting, driving, strategy, simulation and sports. The Company's principal customers include Toys "R" Us, Wal-Mart, Target and Best Buy, other national and regional retailers, discount store chains and specialty retailers.

     The Company's Titles are developed both internally and under contract with independent developers, and are typically based on Properties licensed from third parties. Other than Titles that the Company may release on CD-ROM for use on PCs, all of the Company's Products consist of cartridges and CD-ROMs manufactured for the Company by the Manufacturers.

     The Company achieved a turnaround in 1995, reversing two years of significant losses. Under new leadership, the Company focused its product strategy, improved inventory management and reduced fixed costs. As a result, T-HQ's revenues increased from $13.3 million in 1994 to $33.3 million in 1995. For the nine months ended September 30, 1996, revenues were $29.8 million, compared to $18.9 million for the same period in 1995.

THE INTERACTIVE ENTERTAINMENT INDUSTRY AND TECHNOLOGY

     The home video game software market consists both of (i) cartridge-based and CD-ROM-based Software for use solely on dedicated hardware systems manufactured by the Manufacturers, and to a significantly lesser extent, other vendors, and (ii) Software distributed on CD-ROMs for use on PCs. Most Software for dedicated Platforms is currently sold in cartridge form. However, CD-ROMs have become increasingly popular because they have substantially greater data storage capacity and lower manufacturing costs than cartridges.

     The first modern Platform was introduced by Nintendo in 1985 using "8-bit" technology. "8-bit" means that the central processing unit, or "chip," on which the Software operates is capable of processing data in 8-bit units. Subsequent advances in technology have resulted in continuous increases in the processing power of the chips that power both the Platforms and PCs. As the technology of the hardware has advanced, the Software designed for the Platforms has similarly advanced, with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios. The larger data storage capacity of CD-ROMs enable them to provide richer content and longer play. Portable Platforms manufactured by the Manufacturers are less sophisticated technologically and do not require television monitors. Currently, the non-portable Platforms being marketed are based primarily on 16-bit and 32-bit technology, and the 64-bit Nintendo 64 Platform was released in the United States in September 1996.

     The following table sets forth the year of release in the United States of each of the Manufacturers' Platforms for which the Company publishes Titles and the technology on which such Platforms are based:

                                  DATE OF U.S.
MANUFACTURER     PRODUCT NAME     INTRODUCTION         TECHNOLOGY
------------     ------------     -------------     -----------------
Nintendo         Game Boy            1989           8-bit (portable)
Sega             Game Gear           1991           8-bit (portable)
Sega             Genesis             1989           16-bit
Nintendo         SNES                1991           16-bit
Sega             Saturn              1995           32-bit
Sony             PlayStation         1995           32-bit
Nintendo         Nintendo 64         1996           64-bit

     The Company believes that the success of Software is dependent on the graphic look and feel of the Software, the depth and variation of game play and the popularity of the Property on which the Software is based. As new Platforms are introduced, software for such Platforms requires new standards of design and technology to fully exploit such Platforms' capabilities and requires that Software developers devote substantial resources to product design and development.

BUSINESS STRATEGY

     The Company's objective is to become a leading provider of exciting, high-quality interactive entertainment software that appeals to a broad range of consumers for use on a variety of Platforms. The Company's business strategy is based on the following:

     - Developing a portfolio of games, primarily for use on advanced Platforms, based on Properties that are proprietary or are exclusively licensed to the Company ("franchise" Properties). Franchise Properties allow the Company to release Titles based on such Properties on a variety of hardware Platforms, to create sequels to such Titles and to re-release such Titles at secondary and tertiary price points in the future. The Company's exclusively licensed Properties currently consist of BASS Masters Classic, Turner's World Championship Wrestling and Brunswick's Tournament of Champions. Currently, the Company's sole proprietary product is Pax Imperia II.


     - Identifying and licensing titles originally developed in foreign territories with proven or anticipated consumer acceptance and publishing localized versions for advanced Platforms for distribution in the United States and other countries. This strategy enables the Company to participate in the market for advanced Platform games while limiting risk. In 1996, the Company commenced publishing and distributing Sony PlayStation and Sega Saturn Titles under license from foreign independent software developers, primarily from Japan. In 1997, the Company expects to publish approximately 12 additional Titles acquired in such manner, including K1: The Arena Fighters, Ghost in the Shell and Destruction Derby XL.


     - Publishing high quality Software for the large installed base of 16-bit and Game Boy Platforms for so long as the Company believes there is a significant market for such Titles. The Company believes that the relatively low cost of development of Titles for such Platforms and reduced competition in these markets creates an opportunity to generate continuing sales and profits from these segments of the video game market. Examples of such Titles published by the Company include Disney's Toy Story and Disney's Pocahontas and LucasArts' Super Empire Strikes Back and Super Return of the Jedi. Licenses acquired for Titles currently under development include Disney's Hunchback of Notre Dame and Disney's Hercules (an animated feature film to be released in 1997). The Company has also entered into agreements with Electronic Arts Inc., a competing independent Software company, pursuant to which the Company develops, publishes and distributes Titles based on existing Electronic Arts titles, primarily for SNES and Game Boy. Representative Electronic Arts titles include Madden Football, FIFA International Soccer, NBA Live, NHL Hockey and PGA Tour Golf. The Company intends to continue to seek licenses of such high-recognition Properties to publish Titles for older Platforms.

     - Expanding its presence in foreign markets that demonstrate (through an increasing installed base of Platforms) the potential for commercial success of the Company's Titles. To accomplish this strategy, the Company has established an office in the United Kingdom to oversee its operations in Europe and has developed strategic relationships with Japanese publishers, resulting in foreign sales constituting 25% of the Company's revenues in 1995 and for the first nine months of 1996.

     - Managing the development and marketing of its Titles in a manner that minimizes financial risk. The Company has experienced and expects to continue to experience fluctuations in its revenues, both on a quarterly basis and otherwise, as a result of numerous factors. See "Risk
       Factors -- Revenue Fluctuations and Seasonality." The Company attempts to minimize its fixed expenses by such means as adjusting the relative use of employees and independent contractors who perform software development, adopting warehouse and shipping systems that closely link product fulfillment costs to sales volume, and compensating sales representatives based on sales volume. In addition, by implementing strict product ordering and inventory controls, the Company attempts to reduce the risks associated with excessive or obsolete inventory.


     As of January 9, 1997, the Company had approximately 37 new Titles under license or in various stages of development that are currently scheduled for release in 1997, including seven Titles for PlayStation, seven Titles for Saturn, one Title for Nintendo 64 and two Titles for use on multimedia personal computers.


     To further its strategy of obtaining or creating franchise Properties, the Company has enhanced its development abilities by making certain strategic acquisitions. In 1993, the Company acquired Black Pearl Software, Inc. ("Black Pearl"), an independent Software developer. In August 1996, the Company consummated the acquisition of Heliotrope and retained the services of that company's principals (the "Heliotrope Acquisition") in order to develop and publish Pax Imperia II for release in 1997 and to develop other strategy games for the PC market. See "-- Software Design and Development."

     The Company may also rely upon strategic investments to facilitate access to proprietary Software and skilled developers outside the Company. In July 1996, the Company acquired a 25% interest in Inland, a recently formed Software developer. Inland is currently developing the Company's PlayStation and Nintendo 64 versions of Turner's World Championship Wrestling and PC and PlayStation versions of BASS Masters Classic.

     The Company seeks to acquire or invest in other Software development companies to further its development of proprietary titles. However, as of the date of this Prospectus, the Company was not negotiating, nor did it have any commitments or understandings with respect to, any additional acquisitions or investments.

TITLES

     Since its inception, the Company has developed and released an aggregate of 101 Titles, consisting of 32 SNES Titles, 36 Game Boy Titles, 13 Nintendo Entertainment Systems Titles, seven Genesis Titles, six Game Gear Titles, three Saturn Titles and four PlayStation Titles. The Company continually seeks to acquire licenses to publish and distribute additional Titles.

     The following tables set forth, for each Platform, the Titles (i) released by the Company in 1996 and anticipated to be released in 1997, and (ii) the date of release (or anticipated release) of each Title. There can be no assurance that each of the Titles anticipated for release in 1997 will be released when scheduled or at all.

           TITLES RELEASED IN 1996            CATEGORY           PLATFORM       RELEASE DATE
    -------------------------------------    -----------    ------------------  ------------
    Disney's Pocahontas..................    Adventure      Game Boy              3/96
    In the Hunt..........................    Arcade         PlayStation           3/96
                                                            Saturn                5/96
    NBA Live '96.........................    Sports         Game Boy              3/96
    NHL Hockey '96.......................    Sports         Game Boy              4/96
    Olympic Summer Games.................    Sports         SNES                  5/96
                                                            Genesis               5/96
                                                            Game Boy              6/96
    Disney's Toy Story...................    Adventure      Game Boy              5/96
                                                            SNES (U.K. only)      6/96
    BASS Masters Classics: Pro Edition...    Simulation     SNES                  5/96
                                                            Genesis               12/96
    Time Killers.........................    Arcade         Genesis               7/96
    Mohawk & Headphone Jack..............    Adventure      SNES                  8/96
    Battlezone/Super Breakout............    Arcade         Game Boy              8/96
    Robopit..............................    Action         PlayStation           8/96
                                                            Saturn                9/96
    Alone in the Dark: One-Eyed Jack's
      Revenge............................    Adventure      Saturn                8/96
                                                            PlayStation           8/96

           TITLES RELEASED IN 1996            CATEGORY           PLATFORM       RELEASE DATE
    -------------------------------------    -----------    ------------------  ------------
    Disney's Pinocchio...................    Adventure      Game Boy              9/96
                                                            Genesis               11/96
                                                            SNES (U.K. only)      11/96
    PGA European Tour....................    Sports         SNES                  9/96
    Mr. Do!..............................    Arcade         SNES                  9/96
    Urban Strike.........................    Action         Game Boy              10/96
                                                            Game Gear             10/96
    Floating Runner......................    Action         PlayStation           10/96
    Disney's Donald Duck and Maui
      Mallard............................    Adventure      SNES (U.K. only)      11/96
    Madden '97 Football..................    Sports         Game Boy              11/96
    FIFA International Soccer '97........    Sports         Game Boy              11/96
    NHL Hockey '97.......................    Sports         SNES                  11/96
    Sim City 2000........................    Simulation     SNES                  11/96
    College Football USA '97.............    Sports         SNES                  12/96


                                                                                ANTICIPATED
    TITLES ANTICIPATED TO BE RELEASED IN                                          RELEASE
                   1997*                     CATEGORY          PLATFORM            DATE
    ------------------------------------    -----------    -----------------    -----------
    K-1: The Arena Fighters.............    Fighting       PlayStation          Spring '97
    WCW vs. The World...................    Fighting       PlayStation          Spring '97
    Disney's Hunchback of Notre Dame....    Adventure      Game Boy             Spring '97
    Tazmania............................    Adventure      Game Boy             Spring '97
    Demolition Derby XL.................    Driving        Saturn               Spring '97
    Krazy Ivan..........................    Action         Saturn               Spring '97
    Super Empire Strikes Back...........    Action         SNES                 Spring '97
    Super Return of the Jedi............    Action         SNES                 Spring '97
                                                           Game Boy             Spring '97
    Adidas Power Soccer.................    Sports         Saturn               Summer '97
    Brunswick's Tournament of
      Champions.........................    Simulation     SNES                 Summer '97
    Disney's Timon & Pumbaa.............    Action         SNES                 Summer '97
    Disney's Hercules...................    Adventure      Game Boy             Summer '97
    Ghost in the Shell..................    Action         PlayStation          Summer '97
    Pax Imperia II......................    Strategy       PC                   Summer '97
    Assault Rigs........................    Action         Saturn               Summer '97
    Sentient............................    Action         Saturn               Summer '97
    Angry Streets (working title).......    Fighting       PlayStation          Fall '97
    Air Race (working title)............    Driving        PlayStation          Fall '97
    FIFA World Cup Soccer '98...........    Sports         Game Boy             Fall '97
    Madden Football '98.................    Sports         Genesis              Fall '97
                                                           SNES                 Fall '97
    NHL Hockey '98......................    Sports         Genesis              Fall '97
                                                           SNES                 Fall '97
    NBA Live '98........................    Sports         SNES                 Fall '97
                                                           Genesis              Fall '97
    BASS Masters Classic: Pro Edition...    Simulation     PlayStation          Fall '97
                                                           PC                   Fall '97
    World Championship Wrestling........    Fighting       Playstation          Fall '97
                                                           Nintendo 64          Fall '97
    Tenka...............................    Action         Saturn               Fall '97
    G Police............................    Action         Saturn               Fall '97


---------------

* Excludes Titles the Company expects to release in 1997 but which have not yet been publicly announced.

INTELLECTUAL PROPERTY LICENSES

     The Company's strategy includes the creation of exciting games based on licensed Properties that have attained a high level of consumer recognition or acceptance. The Company believes it enjoys excellent relationships with a number of licensors, including Disney, Electronic Arts and LucasArts.

     The Company pays royalties to its Property licensors that generally range from 2% to 22% of the Company's net sales of the Title. The Company must typically pay minimum guaranteed royalties over the license term and advance payments against such guarantees. License fees tend to be higher for Properties with proven popularity and less perceived risk of commercial failure. To the extent competition intensifies for licenses of highly desirable Properties, the Company may encounter difficulty in obtaining these licenses. See
"-- Competition." Licenses typically extend for two to three years, may be exclusive for a specific Title or line of Titles, and may be renewable upon payment of certain minimum royalties or the attainment of specified sales levels.

     The Company's Property licenses generally grant to the Company exclusive use of the Property for the specified Titles, on specified Platforms, within the defined territory and during the license term. However, licensors typically retain the right to exploit the Property for all other purposes, including the right to license the Property for use with other Platforms. Software published by third parties for use with other Platforms based on such Property may compete with Titles offered by the Company.

PLATFORM LICENSES

     The Company's business is dependent on its license agreements with the Manufacturers. All of such licenses are for fixed terms and are not exclusive. Each license grants to the Company the right to develop, publish and distribute Titles for use on such Manufacturers' Platforms, and requires that such Titles be embodied in Products that are manufactured solely by such Manufacturer.

     The following table sets forth information with respect to the Company's Platform Licenses. In some instances, the Company has more than one Platform License for a particular Platform.

MANUFACTURER   PLATFORM      NUMBER OF TITLES           TERRITORY             EXPIRATION DATE(S)
----------    ----------    -------------------    -------------------    ---------------------------
Nintendo      SNES          12/contract yr.        North America and      September and October 1997
                                                   Latin America
Nintendo      SNES          20/contract yr.        Europe and certain     March and July 1997
                                                   Asian countries
Nintendo      Game Boy      15/contract yr.        North America and      April and September 1997
                                                   Latin America          and January 1998
Nintendo      Game Boy      10/contract yr.        Europe and certain     March 1997 and January 1998
                                                   Asian countries
Sega          Genesis       3/contract yr.         U.S. and Canada        October 1996(1)
Sega          Game Gear     2/contract yr.         U.S. and Canada        March 1998(2)
Sega          Saturn        3/contract yr.         U.S. and Canada        February 1998(2)
Sony          PlayStation   title-by-title(3)      U.S. and Canada        June 1998
Sony          PlayStation   title-by-title(3)      Europe                 December 2005(2)

---------------

(1) The Company has applied for, and consistent with past practice expects to receive, a one- or two-year renewal of such license.

(2) Agreement continues year-to-year after such date unless terminated by either party.

(3) This Platform License does not set a maximum number of Titles that the Company may publish in the designated territory; however, each Title must be approved by the Manufacturer prior to development of the software.

     The Company has applied for, and expects to receive, a license to publish Titles for use on Nintendo's Nintendo 64 Platform, on a title-by-title basis. In November 1996, Nintendo approved the development by the Company of Turner's World Championship Wrestling for this Platform.

     Sega and Nintendo charge the Company a fixed amount for each cartridge, which amount varies based, in part, on memory capacity and processor power. Sega and Sony similarly charge a per unit amount for each CD-ROM. These charges include a manufacturing, printing and packaging fee as well as a royalty for the use of the Manufacturer's name, proprietary information and technology, and are subject to adjustment by the Manufacturers at their discretion. The Manufacturers have the right to review, evaluate and approve a prototype of each Title and all packaging used by the Company in connection with the Products.

     In addition, the Company must indemnify the Manufacturers with respect to all loss, liability and expense resulting from any claim against the Manufacturer involving the development, marketing, sale or use of the Company's Titles, including any claims for copyright or trademark infringement brought against the Manufacturer. As a result, the Company bears a risk not only that the Properties upon which the Titles are based, but also the information and technology licensed from the Manufacturer and incorporated in the Products, may infringe the rights of third parties. While the Company's agreements with its independent Software developers and Property licensors typically provide for indemnification of the Company with respect to certain matters, there can be no assurance that, if any claim is brought by a Manufacturer against the Company for indemnification, such developers or licensors would have sufficient resources to in turn indemnify the Company, or that such indemnification would cover the matter that gave rise to the Manufacturer's claim against the Company.

     Each Platform License may be terminated by the Manufacturer if a breach or default by the Company is not cured by the Company after receipt of written notice thereof from the Manufacturer, or if the Company becomes insolvent. Upon termination of a Platform License for any reason other than a breach or default by the Company, the Manufacturer has the right to purchase from the Company, at the price paid by the Company, any Product inventory manufactured by such Manufacturer for the Company that remains unsold for a specified period after such termination. Any such inventory not purchased by the Manufacturer must be destroyed. Upon termination as a result of a breach or default by the Company, any remaining inventory at such time must be destroyed, subject to the right of any institutional lender to the Company to sell such inventory for a specified period.

SOFTWARE DESIGN AND DEVELOPMENT

     Once the Company identifies and acquires a Property from a licensor, the Company designs and develops a game with features intended to exploit the characteristics of the Property and to appeal to the target consumers for such game. The Company's Software development process generally takes one of two forms.

     Internal Software Development. Prior to the Company's acquisition in 1993 of Black Pearl, an independent Software developer (the "Black Pearl Acquisition"), all of the Company's Software was developed by independent developers. The Black Pearl Acquisition resulted from the Company's determination that the internal development of certain Software permits better control over its quality and timeliness, and this acquisition provided the Company with Software development facilities, personnel and equipment permitting the Company to commence internal software development. The Company's in-house development team is supervised by the Company's Vice President -- Software Development and is staffed by producers, programmers, Software engineers, artists, animators and game testers. The Heliotrope Acquisition enhanced the Company's internal development capabilities by adding a Software development team and related facilities in Connecticut. The Heliotrope team is currently working with the Company's other development staff to produce Pax Imperia II for publication on CD-ROM for PCs. The Company uses a variety of advanced hardware and software development tools, proprietary hardware emulator systems, and various graphics, animation, sound and compression applications. As of January 9, 1997, the Company had 22 development employees.

     External Software Development. The Company also contracts with independent software developers to conceptualize and develop Titles under the Company's supervision. As of January 9, 1997, the Company had contracted development efforts to 11 such developers. The Company generally pays independent developers certain advances against royalties based on specified development completion milestones. Royalties in excess of the advances are based on a fixed amount per unit sold and range from $.25 to $7.00 per unit. The Company generally obtains ownership of the Software code and related documentation. The Company's agreements with its independent Software developers are usually entered into on a title-by-title basis.

     Although the predominant portion of the Company's Titles continue to be developed by independent developers, approximately 30% of the Company's net sales in 1995 and 10% of the Company's net sales for the nine months ended September 30, 1996 were derived from Titles developed by the Company internally.

     The Company may make strategic investments in independent developers for the purpose of securing access to proprietary Software and talented developers. In June 1996, the Company acquired a 25% interest in Inland, the developer of Turner's World Championship Wrestling and BASS Masters Classics.

     Upon completion of development, each title is extensively "play-tested" by the Company and sent to the Manufacturer for its review and approval. Related artwork, user instructions, warranty information, brochures and packaging designs are also developed under the Company's supervision. The development cycle for new Titles, including the development of the necessary Software, approval by the Manufacturer and production of the initial Products, typically has ranged from nine to 18 months. This relatively long development cycle requires the Company to determine whether there will be adequate retailer and consumer demand for a Title well in advance of its release. See "Risk
Factors -- Acquisition of Properties and Development of New Titles."

MANUFACTURING

     Except for certain Genesis cartridges, the Manufacturers are the sole manufacturers of the Products sold for use on their respective Platforms.

     After placing a purchase order with a Manufacturer and opening a letter of credit, the Company sends to the Manufacturer the Title's software code and a prototype, together with related artwork, user instructions, warranty information, brochures and packaging designs, for approval, defect testing and manufacture. The Manufacturers currently deliver cartridges to the Company within 30 to 75 days, and CD-Roms within 15 to 30 days, after their receipt of an order and a corresponding letter of credit, if required.

MARKETING, SALES AND DISTRIBUTION

     The Company depends in large part on the high name recognition of the Properties on which its Titles are based to attract customers and to obtain shelf space in stores. The Company's marketing activities are directed by a sales team, led by the Company's Senior Vice President -- Sales, which maintains contact with major retail accounts and manages the activities of the Company's independent regional sales representatives.

     The Company is required by the Platform Licenses to provide a standard defective product warranty on all of the Products sold. Generally, the Company is responsible for resolving, at its own expense, any warranty or repair claims. The Company has not experienced any material warranty claims.

     United States and Canadian Sales. The Company's Titles are promoted to retailers by display at trade shows, such as the annual Electronic Entertainment Expo (E3). The Company also conducts print and cooperative retail advertising campaigns for most Titles and prepares promotional materials, including product videos, to increase awareness among retailers and consumers.

     During 1995, the Company's marketing efforts included nationwide promotions for many of its Titles. Mail-in rebate offers for The Mask and seaQuest were included with boxes of Nabisco(R) cookies and crackers, and for Super Return of the Jedi and Jungle Strike with boxes of Post(R) cereals. The Company's Game Boy Titles licensed from Electronic Arts, such as Madden '96, FIFA Soccer '96, PGA Tour '96 and NHL '96, were included in Electronic Arts' print, television and point-of-purchase advertising. National newspaper and radio promotions included editorial and advertising support in key children's consumer and electronic gaming publications, such as Disney Adventures, Nintendo Power, GamePro, Game Players and Electronic Gaming

Monthly. In 1996, the Company's marketing efforts for Olympic Summer Games included a mail-in rebate program with Reebok Shoes.

     Most of the Company's gross sales consist of direct sales to retailers. The Company distributes its Titles primarily to mass merchandisers and national retail chain stores, including Toys "R" Us, Wal-Mart, Best Buy, Blockbuster Video, Kay Bee Toys, Electronics Boutique and Sears. Sales to the Company's ten largest customers collectively accounted for approximately 52% of the Company's gross sales in 1995 and 54% of the Company's gross sales for the nine months ended September 30, 1996. The Company has no written agreement or other understanding with any of its customers that relate for future purchases by such customers, and thus, purchases by such customers may terminate at any time.

     The Company utilizes electronic data interchange with most of its major domestic customers in order to (i) efficiently receive, process and ship customer Product orders, and (ii) accurately track and forecast sell-through of Products to consumers in order to determine whether to order additional Products from the Manufacturers. The Company ships its Products to its domestic customers from a public bonded warehouse in Southern California.

     The Company's agreements with its independent regional sales representatives set forth the representatives' exclusive territory, types of customers to be solicited, commission rate and payment terms. Such representatives do not have contractual authority to obligate the Company. The Company's principal independent sales representatives are Vaughn Associates, Watt & Co. and Original Marketing Concepts.

     The domestic retail price for the Company's Software generally ranges between $20 and $70 for SNES, between $15 and $35 for Game Boy, between $20 and $55 for Genesis and between $39 and $59 for PlayStation and Saturn.

     Foreign Sales. In 1992, the Company commenced the sale of its Titles in the United Kingdom, Europe and Australia. The Company sells its Titles directly to retailers in the United Kingdom and to distributors for distribution in Europe and in Australia. The Company is the exclusive distributor for Disney's SNES and Game Boy products in the United Kingdom for such Titles as Disney's Toy Story, Disney's Pocahontas and Disney's Pinocchio. The Company ships its Products to its foreign customers from a public bonded warehouse in the United Kingdom. The Company is currently negotiating with distributors for other countries, including Japan.

INTELLECTUAL PROPERTY RIGHTS

     Each Product and Title typically embody a number of separately protected intellectual property rights of the Manufacturer, the Property licensors and, to a lesser extent, the Company. The licensors of the Properties own the trademarks, trade names, copyrights and other intellectual property rights relating to the Property on which the Titles are based. The Manufacturer owns the patents and substantially all of the other intellectual property embodied in the Products. While the Company owns the game software embodied in the Products, the Company believes that such software has little independent economic value. Accordingly, the Company must rely on the Manufacturers and the Property licensors with respect to protection from infringement of these property rights by third parties.

     Each of the Manufacturers incorporates security devices in their respective Platforms and Products to prevent unlicensed use of its Platforms. In addition, Nintendo requires its licensees to display the "Nintendo Seal of Approval" to notify the public that the Title has been approved by Nintendo for use with a Nintendo Platform.

COMPETITION

     The interactive entertainment industry is intensely competitive. The ability of the Company to compete successfully is based on its ability to identify and obtain licenses to commercially marketable Properties, to develop appealing Titles, to adapt its development capabilities with new technologies and to secure retail distribution. The Company competes, for both licenses to Properties and the sale of its Titles, with the Manufacturers, each of which is the largest developer and marketer of Software for its Platforms. There can be no assurance that these companies will not increase their own development efforts. As a result of their commanding positions in the industry as primary manufacturers of dedicated interactive entertainment hardware and publishers of software, the Manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and purchases than do any of their licensees, including the Company. The Manufacturers often have lower suggested retail prices for their Software than do their licensees.

     Each of the Manufacturers has dozens of active licensees, each of which is also a competitor of the Company. Each of the Manufacturers and many of these other competitors (such as Acclaim Entertainment, Inc., Disney Interactive, Inc., Electronic Arts Inc., GT Interactive Software Corp., Microsoft Corporation and Midway Games Inc.) have broader Software lines and greater financial, marketing and other resources than the Company; these competitive advantages enable such competitors to market their Software more aggressively and make higher offers or guarantees in connection with the acquisition of licensed Properties. In addition, as competition for retail shelf space becomes more intense, the Company may need to increase marketing expenditures to maintain sales of its Titles; and as competition for popular Properties increases, the cost of acquiring licenses for such Properties is likely to increase, resulting in reduced margins.

     In addition, the market for the Company's Products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures from its current competitors. Accordingly, there can be no assurance that the Company will be able to provide Products that compare favorably with the Products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's Products would negatively affect operating income as a percentage of net revenue and would require the Company to increase unit sales in order to maintain net revenue.

     The Company believes that large diversified entertainment, cable and telecommunications companies, in addition to large software companies, are increasing their focus on the interactive entertainment market, which will result in greater competition for the Company. In particular, many of the Company's competitors are developing on-line interactive games and interactive networks that will be competitive with the Company's interactive Products. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

EMPLOYEES

     As of January 9, 1997, the Company had 48 full-time employees. All but five of such persons are located in the United States. None of the Company's employees is represented by a labor union or covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

     The Company's executive offices occupy approximately 7,000 square feet of office space at 5016 North Parkway Calabasas, Calabasas, California, pursuant to a lease expiring in July 1998. The Company also leases office space for marketing personnel in Cupertino, California and Epsom, England, and for development personnel in Guilford, Connecticut. The Company believes that its office facilities are adequate.

LEGAL PROCEEDINGS

     On January 13, 1997, a complaint was filed in Illinois state court by Studio e, Inc. ("Studio e"), a video game software development company, against Inland, its two principals and the Company. The Company acquired 25% of Inland in June 1996 shortly after its formation for consideration consisting of $300,000 in cash and 52,660 shares of Common Stock with a value at such time of approximately $300,000; and the Company has contracted with Inland for the development of Turner's World Championship Wrestling for the Play Station and Nintendo 64. The complaint alleges, among other things, that the defendants misappropriated trade secrets of Studio e, caused delays in the development of one of Studio e's titles, and as a result were responsible for Studio e's loss of future business. The complaint seeks, among other remedies, to enjoin the Company's alleged use of Studio e's trade secrets and damages in an unspecified amount. The complaint makes additional allegations and seeks additional damages and other remedies against Inland and Inland's principals. The Company denies all allegations of wrongdoing asserted against it in the complaint and intends to vigorously defend against such claims.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

     The following table sets forth certain information as of January 14, 1997, concerning the directors and executive officers of the Company:

         NAME            AGE                     POSITION
-----------------------  ---     -----------------------------------------
Brian J. Farrell         42      President, Chief Executive Officer and
                                 Director
Lawrence Burstein        54      Director
L. Michael Haller        53      Senior Vice President and Director
Bruce Jagid              56      Director
Jeffrey C. Lapin         40      Director
Deborah A. Lake          29      Vice President - Finance and
                                 Administration, Secretary and Treasurer

     The following table sets forth certain information as of January 14, 1997, concerning certain key employees of the Company:

         NAME            AGE                     POSITION
-----------------------  ---     -----------------------------------------
Germaine Gioia           35      Vice President - Marketing
Alison Locke             41      Senior Vice President - Software Sales
Steve Ryno               30      Vice President - Product Development
Karen Shillcock          40      Managing Director, T-HQ International
                                 Ltd.

     BRIAN J. FARRELL has been the Company's President and Chief Executive Officer since January 1995. Between October 1992 and January 1995, Mr. Farrell was the Executive Vice President and Chief Operating Officer of the Company. From July 1991 to October 1992, Mr. Farrell served as the Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Farrell has been a director of the Company since March 1993. Prior to joining the Company, Mr. Farrell was Vice President and Chief Financial Officer of Starwood Lodging Trust, a real estate investment trust ("Starwood"). Mr. Farrell was employed by Deloitte Haskins & Sells, a predecessor of Deloitte & Touche LLP, an international accounting firm and the Company's current auditors ("Deloitte"), from 1978 to 1984 and is a certified public accountant.

     LAWRENCE BURSTEIN has been a director of the Company since July 1991. Since October 1982, Mr. Burstein has been Chairman of the Board and a principal stockholder of Trinity Capital Corporation, a private investment company. Mr. Burstein is a director of U.S. Communications, Inc., Brazil Fast Food Corp. and CAS Medical Systems, Inc.

     L. MICHAEL HALLER has been a director of the Company and the Company's Senior Vice President since December 1995. Mr. Haller's responsibilities include obtaining new licenses from foreign markets. Between January and December 1995, Mr. Haller was a consultant to the Company. For more than five years prior to 1995, Mr. Haller was an agent of and consultant to companies in the interactive entertainment business, principally representing Kodansha Ltd., Japan's leading publisher of literature, magazines and comics. Mr. Haller is also a director of Pacific Advisors Fund, Inc.

     BRUCE JAGID has been a director of the Company since April 1995. Mr. Jagid has served as the Chairman (since March 1991) and Chief Executive Officer (since January 1992) of Ultralife Batteries, Inc., a manufacturer of lithium batteries.

     JEFFREY C. LAPIN has been a director of the Company since April 1995. Mr. Lapin has been the President and Chief Executive Officer of House of Blues, Inc. Hospitality and Executive Vice President of House of Blues, Inc. Entertainment since July 1996. From May 1991 to June 1996, Mr. Lapin was the President and Chief Executive Officer of Starwood. Mr. Lapin was a Vice President of Starwood from January 1988 to May 1991, Secretary from September 1986 to May 1991, and served as Trustee of Starwood from September 1992 to June 1996. Prior to his employment by Starwood, Mr. Lapin was an attorney at Mitchell, Silberberg & Knupp in Los Angeles.

     DEBORAH A. LAKE has been the Vice President -- Finance and Administration, Treasurer and Secretary of the Company, since September 1996. Ms. Lake is responsible for information systems, financial reporting and internal controls. From August 1995 to August 1996, Ms. Lake was Chief Financial Officer of MCL Distributing, Inc., a company engaged in produce sales and distribution. Between June 1991 and August 1995, Ms. Lake rendered services to the Company in a number of capacities, including serving as Vice President -- Finance and Administration from January 1995 until August 1995. Previously, Ms. Lake was employed by Deloitte as a management consultant.

     GERMAINE GIOIA has been Vice President -- Marketing since December 1995 and has been employed by the Company since November 1993. Ms. Gioia served as Director of Corporate Communications at CIC, a software company, from 1991 to 1993. From 1989 to 1991, Ms. Gioia was employed by LucasArts Entertainment Company in corporate marketing.

     ALISON LOCKE, the Company's Senior Vice President -- Software Sales, is responsible for sales in North America. Ms. Locke has been employed by the Company since February 1991. Previously, Ms. Locke served as Vice President of Computer Product and Nintendo Game Sales of Data East USA Incorporated, an interactive entertainment company and in various sales capacities with Activision Inc. and Broderbund Software Inc.

     STEVE RYNO has been Vice President -- Product Development of the Company since December 1995. From June 1993 to December 1995, Mr. Ryno was the Company's Director of Product Development. Mr. Ryno was also the Director of Product Development of Black Pearl Software from 1993 until its acquisition by the Company. From 1988 to 1993, Mr. Ryno was employed as an executive producer at Atari Corporation. Mr. Ryno also previously served as an editor of Electronic Gaming Monthly.

     KAREN SHILLCOCK has been a Managing Director of T-HQ International Ltd. (a subsidiary of T-HQ) and responsible for the Company's European operations since October 1995. From March 1993 to September 1995, Ms. Shillcock was the Advertising and Public Relations Director of Columns Ltd., an advertising agency. From October 1991 to February 1993, Ms. Shillcock was an Associate Director at KPR Public Relations. Previously, Ms. Shillcock was the Head of Business Development at TMD Carat Advertising, Ltd.

EMPLOYMENT AGREEMENT WITH MR. FARRELL


     Upon Mr. Farrell's appointment as the Company's President and Chief Executive Officer in January 1995, the Company entered into a new employment agreement (the "Employment Agreement") with Mr. Farrell. The term of the Employment Agreement expires on December 31, 1997. In December 1996, Mr. Farrell and the Company agreed to extend the term of the Employment Agreement for an additional five years at a base salary of $300,000 per year and to provide that he will be entitled to an annual bonus equal to the lesser of $300,000 or 4.5% of the Company's net income for each year of the extended term.


     The Employment Agreement provides for an annual base salary of $200,000 in 1995, $225,000 in 1996 and $300,000 in 1997. Mr. Farrell is also entitled to a bonus equal to 4.5% of the Company's net income before taxes for each of 1996 and 1997.


     The Employment Agreement provides that if Mr. Farrell's employment is terminated by him voluntarily or by the Company for cause, he will be precluded during the subsequent 12 months from engaging, directly or indirectly, in any business activity that competes with the Company's business and from detrimentally affecting any relationship between the Company and, or soliciting away from the Company, any customer, supplier or employee of the Company for one year.

     The Employment Agreement also provides that in the event any person or group of persons (i) acquires at least 10% of the Common Stock or files a
Schedule 13D or 13G with the Commission, and the Board of Directors believes that the ownership of Common Stock by such person or group of persons would cause a material adverse impact on the Company's business or prospects, or (ii) acquires or has the right to acquire beneficial ownership of 30% or more of the Common Stock (a "Change of Control"):



          1. If after a Change of Control Mr. Farrell's employment is terminated other than for cause, or if Mr. Farrell voluntary terminates his employment within 180 days after a Change of Control, he would be entitled to receive a lump sum payment equal to 2.99 times the average annual compensation paid to him for the five years immediately preceding such termination; and



          2. All options held by Mr. Farrell to purchase Common Stock would immediately vest, and he would be entitled to surrender all of such options and receive an amount in cash per share equal to the difference between the option prices of the options surrendered and the greater of (i) the average price per share paid by the person acquiring control of the Company, (ii) the average price paid in connection with a tender offer for the Common Stock, or (iii) the average trading price of the Common Stock on the date of termination of Mr. Farrell's employment.


     At the time of his appointment as the Company's President and Chief Executive Officer, and in consideration for his previous service to the Company, Mr. Farrell was granted an option to purchase up to 140,000 shares of Common Stock at a price of $3.06 per share. In August 1996, in recognition of Mr. Farrell's performance as the Company's President and Chief Executive Officer and in consideration for his services rendered in those capacities, Mr. Farrell was granted an option to purchase 200,000 shares of Common Stock at a price of $5.00. The exercise prices of these options are the market prices of the Common Stock on their respective grant dates.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of January 9, 1997 by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the outstanding shares of its Common Stock, (ii) each director and executive officer of the Company and (iii) all executive officers and directors of the Company as a group. Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


                                                                        BENEFICIAL
                                                                         OWNERSHIP
                                                                    -------------------
                                                                    NUMBER      PERCENT
                                                                      OF          OF
                             NAME AND ADDRESS                       SHARES       CLASS
        ----------------------------------------------------------  -------     -------
        Wisdom Tree Associates, LP(1).............................  665,000       14.0%
          333 Seventh Avenue, 5th Floor
          New York, NY 10001
        Brian J. Farrell..........................................  232,000(2)     4.7%
        Lawrence Burstein.........................................   62,831(3)       *
        Bruce Jagid...............................................   37,500(4)       *
        Jeffrey C. Lapin..........................................   37,500(4)       *
        L. Michael Haller.........................................   26,667(5)       *
        Deborah A. Lake...........................................   36,108(6)       *
          All Directors and Executive Officers as a group
             (6 persons)..........................................  432,606(7)     8.4%


---------------

 *  Less than 1%.

(1) Based on information set forth in Amendment No. 4 to the Schedule 13D dated September 3, 1996 and filed with the Commission by Wisdom Tree Associates, L.P. and its affiliates, Jonathan L. Steinberg, Wisdom Tree Capital Management Inc. and Wisdom Tree Offshore, Ltd.

(2) Includes 206,667 shares issuable upon exercise of options exercisable within 60 days and 1,333 shares issuable upon exercise of a warrant.


(3) Includes 1,533 shares owned by Mr. Burstein's wife, as to which Mr. Burstein disclaims beneficial ownership, and 40,832 shares issuable upon exercise of options exercisable within 60 days.


(4) Consists of 37,500 shares issuable upon exercise of options exercisable within 60 days.

(5) Consists of 26,667 shares issuable upon exercise of options exercisable within 60 days.

(6) Includes 33,333 shares issuable upon exercise of options exercisable within 60 days.


(7) Includes an aggregate of 382,499 shares issuable upon exercise of options within 60 days and 1,333 shares issuable upon exercise of a warrant.

                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 100,000,000 shares of Common Stock, par value $.0001 per share, and 5,000 shares of Preferred Stock, par value $0.01 per share.

COMMON STOCK

     As of January 9, 1997, 4,742,454 shares of Common Stock were issued and outstanding. The outstanding Common Stock is fully paid and nonassessable.

     The holders of Common Stock are entitled to one vote per share for the election of directors and with respect to all other matters to be voted on by stockholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the rights accorded any class of Preferred Stock that may be issued. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. The holders of Common Stock have no conversion, preemptive or redemption rights.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 5,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. No shares of Preferred Stock are currently outstanding and the Company has no current plans to issue any shares of Preferred Stock.

WARRANTS AND OPTIONS


     As of January 9, 1997, the Company had outstanding 502,833 shares of Common Stock issuable upon exercise of options issued pursuant to the Stock Option Plan at a weighted-average exercise of $3.53 per share. The following table sets forth certain information as of January 9, 1997 with respect to the Company's outstanding warrants to purchase Common Stock and outstanding options to purchase Common Stock that were not issued under the Stock Option Plan (an aggregate of 1,187,441 shares of Common Stock issuable at a weighted-average exercise price of $11.66):



NUMBER OF SHARES
 ISSUABLE UPON       EXPIRATION     EXERCISE
    EXERCISE            DATE         PRICE
----------------     ----------     --------
      284,444            6/1/97      $15.00
       33,333           3/25/97       12.15
      113,333           8/31/97       22.50
      100,000           8/31/97       11.25
       33,333           4/23/98       18.75
        8,333           10/1/98       49.65
        6,667           12/6/98       15.00
      101,660           12/1/97       20.25
       10,164           12/1/98       11.10
       10,164           12/1/98       20.25
        5,000           6/30/98        1.93
        1,667            6/9/00        2.87
       25,000            6/9/00        2.87
       89,343          12/31/98        3.75
      140,000           2/15/00        3.06
      200,000           8/28/06        5.00
       25,000            8/2/06        5.19

TRANSFER AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering, the Company will have 6,242,454 shares of Common Stock outstanding (6,467,454 if the Underwriters' over-allotment option is exercised in full), assuming that no warrants or options are exercised prior to such time. The shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, other than shares purchased by affiliates of the Company, as that term is defined under the Securities Act ("Affiliates").


     The directors and executive officers of the Company have agreed that they will not, without the prior written consent of the Representative, sell any shares of Common Stock for a period of 180 days after the date of the consummation of this offering (the "Lock-Up Agreements"). After the expiration of the Lock-Up Agreements, 50,307 shares of Common Stock, plus any additional shares issued to such individuals pursuant to the exercise of warrants or stock options, will become freely tradeable subject to the restrictions imposed by Rule 144.



     As of January 9, 1997, 706,431 shares of Common Stock were reserved for issuance pursuant to outstanding warrants at a weighted-average exercise price of $16.81 per share, substantially all of which have been registered for resale under the Securities Act subject to the limitations of Rule 144 promulgated under the Securities Act with respect to shares held by Affiliates. Only 5,000 of such warrants are exercisable at a price of less than $11.00 per share. See "Description of Securities -- Warrants and Options."



     As of January 9, 1997, 502,833 shares of Common Stock were reserved for issuance pursuant to options granted under the Company's Stock Option Plan at a weighted-average exercise price of $3.53 per share. The shares granted under the Stock Option Plan have been registered under the Securities Act and may be sold in the public market at any time (subject to the limitations of Rule 144 with respect to shares underlying options held by Affiliates). 150,834 of the shares issuable pursuant to these options would, if exercised, be subject to the Lock-Up Agreements. The Company also has an additional 481,010 shares reserved for issuance pursuant to other stock options granted by the Company at a weighted-average exercise price of $4.09 per share, of which 256,010 shares have been registered for resale and may be sold in the public market at any time, subject to the limitations of Rule 144 with respect to shares held by Affiliates. 365,000 of the shares issuable pursuant to these options would, if issued, be subject to the Lock-Up Agreements.


     The Company cannot predict the effect, if any, that sales of shares of Common Stock, or the availability of such shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), acting through the Representative, Wedbush Morgan Securities Inc., have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all shares if any shares are purchased.


                                                                            NUMBER OF
                                   UNDERWRITERS                              SHARES
        ------------------------------------------------------------------  ---------
        Wedbush Morgan Securities Inc. ...................................    800,000
        Cowen & Company...................................................     40,000
        Montgomery Securities.............................................     40,000
        Oppenheimer & Co., Inc. ..........................................     40,000
        Advest, Inc. .....................................................     25,000
        Robert W. Baird & Co. Incorporated................................     25,000
        Black & Company Inc. .............................................     25,000
        Crowell, Weedon & Co. ............................................     25,000
        Cruttenden Roth Incorporated......................................     25,000
        Dain Bosworth Incorporated........................................     25,000
        Dakin Securities Corporation......................................     25,000
        EVEREN Securities, Inc. ..........................................     25,000
        Furman Selz LLC...................................................     25,000
        Gerard Klauer Mattison & Co., Inc. ...............................     25,000
        Hanifen, Imhoff Inc. .............................................     25,000
        Interstate/Johnson Lane Corporation...............................     25,000
        Jefferies & Company, Inc. ........................................     25,000
        Needham & Company, Inc. ..........................................     25,000
        Piper Jaffray Inc. ...............................................     25,000
        Ragen MacKenzie Incorporated......................................     25,000
        Sands Brothers & Co., Ltd. .......................................     25,000
        The Seidler Companies Incorporated................................     25,000
        Southwest Securities, Inc. .......................................     25,000
        Stifel, Nicolaus & Company, Incorporated..........................     25,000
        Sutro & Co. Incorporated..........................................     25,000
        Van Kasper & Company..............................................     25,000
        GBS Financial Corp. ..............................................     10,000
        TriQuest Financial Inc. ..........................................     10,000
        Waldron & Company, Inc. ..........................................     10,000
                                                                            ---------
                  Total...................................................  1,500,000
                                                                            =========



     The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.25 per share, of which $.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


     The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 1,500,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,500,000 shares are being sold.

     The Underwriting Agreement contains certain covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     Pursuant to the terms of the Lock-Up Agreements, the executive officers and directors of the Company have agreed with the Representative that, until 180 days after the consummation of this offering, they will not, directly or indirectly, sell, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock, exclusive of securities purchased in connection with this offering or in the public trading market, without the prior written consent of the Representative. Subject to certain exceptions, the Company has also agreed until 90 days after the closing date of this offering not to issue, offer, sell, or grant options to purchase or otherwise dispose of any shares of the Company's Common Stock or any other securities convertible into or exchangeable for Common Stock or any other equity security, except with the prior written consent of the Representative. See "Shares Eligible for Future Sale."

     The Representative has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In connection with this offering, certain Underwriters and selling group members (if any) may engage in passive market-making transactions in the Company's Common Stock on the Nasdaq National Market, or otherwise, accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market-making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market-making, generally, from entering a bid or effecting a purchase that exceeds the highest bid for these securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market-making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Sidley & Austin, Los Angeles, California. Certain other legal matters will be passed upon for the Company by Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.


                                    EXPERTS

     The financial statements of the Company as of December 31, 1995, 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, which have been filed by the Company with the Securities and Exchange Commission under the Exchange Act are incorporated by reference in this Prospectus. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of that person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus (other than certain exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to T-HQ, Inc., 5016 North Parkway Calabasas, Calabasas, California 91302, Attention: Secretary (telephone (818) 591-1310).

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission or are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any agreement or other document are not necessarily complete. With respect to each such agreement or other document filed with the Commission as an exhibit, reference is made to such exhibit for a more complete description, and each such statement is deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and the rules and regulations thereunder, and in accordance therewith files reports and other information with the Commission. Such reports and other information filed by the Company can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10007 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is quoted on the Nasdaq Smallcap Market System under the trading symbol "TOYH". The Company has been approved for listing on the Nasdaq National Market under the trading symbol "THQI" upon completion of this offering. Other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                   T-HQ, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
INDEPENDENT AUDITORS' REPORT..........................................................    F-2
FINANCIAL STATEMENTS
  Consolidated Balance Sheets -- December 31, 1994 and December 31, 1995 and unaudited
     September 30, 1996...............................................................    F-3
  Consolidated Statements of Operations for each of the Three Years in the Period
     Ended December 31, 1995 and the unaudited nine months ended September 30, 1995
     and 1996.........................................................................    F-4
  Consolidated Statements of Shareholders' Equity for each of the Three Years in the
     Period Ended December 31, 1995 and the unaudited nine months ended September 30,
     1996.............................................................................    F-5
  Consolidated Statements of Cash Flows for each of the Three Years in the Period
     Ended December 31, 1995 and the unaudited nine months ended September 30, 1995
     and 1996.........................................................................    F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS............................................    F-7

     All other financial statement schedules have been omitted since either (i) the schedule or condition requiring a schedule is not applicable or (ii) the information required by such schedule is contained in the Consolidated Financial Statements and Notes thereto or in Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of T-HQ, Inc.,
Calabasas, California

We have audited the accompanying consolidated balance sheets of T-HQ, Inc. and subsidiaries (the "Company") as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Los Angeles, California
February 16, 1996

                          T-HQ, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                           DECEMBER 31,
                                                   -----------------------------     SEPTEMBER 30,
                                                       1994             1995             1996
                                                   ------------     ------------     ------------
                                                                                     (UNAUDITED)
Current assets:
  Cash...........................................  $  2,807,000     $  1,895,000     $  2,044,000
  Accounts receivable -- net.....................     4,739,000        9,362,000        9,041,000
  Inventory......................................     1,739,000        1,150,000        1,786,000
  Inventory deposits.............................       196,000               --          246,000
  Prepaid and deferred royalties.................     2,861,000        1,776,000        1,932,000
  Software development costs.....................     2,202,000        2,037,000        3,264,000
  Income tax refund receivable...................       209,000           27,000           27,000
  Prepaid expenses and other current assets......       260,000          153,000          443,000
                                                   -------------    -------------    -------------
          Total current assets...................    15,013,000       16,400,000       18,783,000
Equipment -- net.................................       518,000          516,000          609,000
Other long-term assets...........................            --               --          801,000
                                                   -------------    -------------    -------------
          TOTAL ASSETS...........................  $ 15,531,000     $ 16,916,000     $ 20,193,000
                                                   =============    =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..........  $  3,664,000     $  4,707,000     $  4,392,000
  Accrued royalties..............................     4,039,000        1,752,000        4,710,000
  Accrued returns and allowances.................     3,574,000        2,859,000               --
  Advance from bank..............................            --               --        1,478,000
                                                   -------------    -------------    -------------
          Total current liabilities..............    11,277,000        9,318,000       10,580,000
Commitments and contingencies
Shareholders' equity:
  Convertible preferred stock, par value $.01,
     5,000 shares authorized
  Common stock, par value $.0001, 100,000,000
     shares authorized; 2,790,650 shares,
     4,217,391 shares, and 4,701,420 shares
     issued and outstanding as of December 31,
     1994, 1995, and September 30, 1996,
     respectively................................         4,000            4,000            4,000
Additional paid-in capital.......................    30,656,000       33,317,000       34,452,000
Cumulative foreign currency translation
  adjustment.....................................      (442,000)        (360,000)        (367,000)
Accumulated deficit..............................   (25,964,000)     (25,363,000)     (24,476,000)
                                                   -------------    -------------    -------------
          Total shareholders' equity.............     4,254,000        7,598,000        9,613,000
                                                   -------------    -------------    -------------
          TOTAL LIABILITIES AND SHAREHOLDERS'
            EQUITY...............................  $ 15,531,000     $ 16,916,000     $ 20,193,000
                                                   =============    =============    =============

                See notes to consolidated financial statements.

                          T-HQ, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               NINE MONTHS ENDED
                                  YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                        ---------------------------------------------     ---------------------------
                            1993             1994            1995            1995            1996
                        ------------     ------------     -----------     -----------     -----------
                                                                                  (UNAUDITED)
Net sales.............  $ 37,478,000     $ 13,289,000     $33,250,000     $18,935,000     $29,772,000
Costs and expenses:
  Cost of sales.......    31,415,000       12,651,000      19,501,000      10,798,000      16,783,000
  Royalties...........     6,028,000        2,327,000       3,641,000       2,103,000       5,084,000
  Product
     development......     1,186,000          713,000         761,000         527,000         767,000
  Project
     abandonment......     5,489,000        3,754,000       1,025,000         375,000         375,000
  Selling.............     4,843,000        5,909,000       2,393,000       1,689,000       2,304,000
  General and
     administrative...     7,221,000        4,806,000       3,988,000       2,475,000       2,764,000
  Operating
     interest.........       529,000          496,000       1,184,000         722,000         589,000
                        ------------     ------------     -----------     -----------     -----------
Total costs and
  expenses............    56,711,000       30,656,000      32,493,000      18,689,000      28,666,000
                        ------------     ------------     -----------     -----------     -----------
Income (loss) from
  operations..........   (19,233,000)     (17,367,000)        757,000         246,000       1,106,000
Interest expense,
  net.................      (420,000)        (112,000)       (134,000)        (92,000)       (215,000)
                        ------------     ------------     -----------     -----------     -----------
Income (loss) before
  income taxes........   (19,653,000)     (17,479,000)        623,000         154,000         891,000
Provision for (benefit
  from) income
  taxes...............    (3,413,000)          11,000          22,000              --           4,000
                        ------------     ------------     -----------     -----------     -----------
Net income (loss).....  $(16,240,000)    $(17,490,000)    $   601,000     $   154,000     $   887,000
                        ============     ============     ===========     ===========     ===========
Net income (loss) per
  share...............  $     (10.80)    $      (8.75)    $       .17     $       .05     $       .19
                        ============     ============     ===========     ===========     ===========

                See notes to consolidated financial statements.

                          T-HQ, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

           FOR THE THREE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            AND THE (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                                        CUMULATIVE
                                                                                          FOREIGN       RETAINED
                                                                          ADDITIONAL     CURRENCY       EARNINGS
                                         PREFERRED    COMMON     COMMON     PAID-IN     TRANSLATION   (ACCUMULATED
                                           STOCK      SHARES     AMOUNT     CAPITAL     ADJUSTMENT      DEFICIT)        TOTAL
                                         ---------   ---------   ------   -----------   -----------   ------------   ------------
Balance at January 1, 1993.............        --    1,463,354   $2,000   $18,824,000    $(528,000)   $ 7,766,000    $ 26,064,000
Exercise of warrants and options.......        --       45,814      --      2,001,000           --             --       2,001,000
Net loss...............................        --           --      --             --           --    (16,240,000)    (16,240,000)
Foreign currency translation
  adjustment...........................        --           --      --             --     (198,000)            --        (198,000)
                                           ------    ---------   -----    -----------    ---------    ------------   ------------
Balance at December 31, 1993...........        --    1,509,168   2,000     20,825,000     (726,000)    (8,474,000)     11,627,000
Issuance of common stock for cash......        --    1,278,148   2,000      9,818,000           --             --       9,820,000
Exercise of options....................        --        3,334      --         13,000           --             --          13,000
Net loss...............................        --           --      --             --           --    (17,490,000)    (17,490,000)
Foreign currency translation
  adjustment...........................        --           --      --             --      284,000             --         284,000
                                           ------    ---------   -----    -----------    ---------    ------------   ------------
Balance at December 31, 1994...........        --    2,790,650   4,000     30,656,000     (442,000)   (25,964,000)      4,254,000
Exercise of warrants and options.......        --       91,530      --         48,000           --             --          48,000
Issuance of preferred stock for cash...     3,190           --      --      2,613,000           --             --       2,613,000
Conversion of preferred stock to common
  stock................................    (2,865)   1,335,211      --             --           --             --              --
Net income.............................        --           --      --             --           --        601,000         601,000
Foreign currency translation
  adjustment...........................        --           --      --             --       82,000             --          82,000
                                           ------    ---------   -----    -----------    ---------    ------------   ------------
Balance at December 31, 1995...........       325    4,217,391   4,000     33,317,000     (360,000)   (25,363,000)      7,598,000
Exercise of warrants and options
  (unaudited)..........................        --      233,652      --        606,000           --             --         606,000
Conversion of preferred stock to common
  stock (unaudited)....................      (325)     127,717      --             --           --             --              --
Issuance of stock (unaudited)..........        --      122,660      --        529,000           --             --         529,000
Net income (unaudited).................        --           --      --             --           --        887,000         887,000
Foreign currency translation adjustment
  (unaudited)..........................        --           --      --             --       (7,000)            --          (7,000)
                                           ------    ---------   -----    -----------    ---------    ------------   ------------
Balance at September 30, 1996
  (unaudited)..........................        --    4,701,420   $4,000   $34,452,000    $(367,000)   $(24,476,000)  $  9,613,000
                                           ======    =========   =====    ===========    =========    ============   ============

                See notes to consolidated financial statements.

                          T-HQ, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                     NINE MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                  -------------------------------------------    --------------------------
                                                      1993            1994           1995           1995           1996
                                                  ------------    ------------    -----------    -----------    -----------
                                                                                                        (UNAUDITED)
Cash flows from operating activities:
Net income (loss)..............................   $(16,240,000)   $(17,490,000)   $   601,000    $   154,000    $   887,000
Adjustments to reconcile net income (loss) to
  net cash used in operating activities:
    Depreciation and amortization..............      1,398,000         253,000        240,000        176,000        176,000
    Provision for doubtful accounts, discounts
      and returns..............................      9,756,000       3,888,000      4,145,000      1,908,000      3,282,000
    Deferred income tax benefit................       (203,000)             --             --             --             --
  Changes in operating assets and liabilities:
    Accounts receivable........................     16,503,000      (2,127,000)    (5,875,000)    (1,825,000)    (2,696,000)
    Inventory and inventory deposits...........      6,933,000       3,796,000        779,000      2,154,000       (868,000)
    Prepaid and deferred royalties and software
      development costs........................      6,685,000       1,602,000      2,592,000      1,396,000      1,922,000
    Prepaid and deferred taxes.................             --              --             --         66,000        (19,000)
    Prepaid expenses and other current
      assets...................................       (282,000)      2,292,000         99,000         52,000       (290,000)
    Income tax refund receivable...............     (2,630,000)      2,398,000        201,000             --             --
    Accounts payable and accrued expenses......     (1,029,000)      1,365,000      1,040,000         94,000        (58,000)
    Accrued royalties..........................     (4,202,000)     (2,083,000)    (3,628,000)    (2,870,000)      (348,000)
    Accrued returns and allowances.............     (4,258,000)     (3,898,000)    (3,589,000)    (4,465,000)    (3,132,000)
    Income taxes payable.......................     (2,232,000)         18,000             --             --             --
                                                   -----------     -----------     ----------     ----------     ----------
Net cash used in operating activities..........     10,199,000      (9,986,000)    (3,395,000)    (3,160,000)    (1,144,000)
                                                   -----------     -----------     ----------     ----------     ----------
Cash flows used in investing activities:
    Long term investments......................             --              --             --             --       (501,000)
    Acquisition of equipment...................       (952,000)       (188,000)      (239,000)      (108,000)      (267,000)
                                                   -----------     -----------     ----------     ----------     ----------
Net cash used by investing activities..........       (952,000)       (188,000)      (239,000)      (108,000)      (768,000)
Cash flows from financing activities:
    Restricted cash - letters of credit........      4,250,000              --             --             --             --
    Borrowings under notes payable bank........      1,241,000              --             --             --             --
    Repayments of notes payable bank...........    (16,109,000)             --             --             --             --
    Advances from bank.........................             --              --             --             --      1,478,000
    Proceeds from exercise of warrants and
      options..................................      2,001,000          13,000         48,000                       606,000
    Net proceeds from issuance of convertible
      preferred stock..........................             --              --      2,613,000      2,733,000             --
    Net proceeds from issuance of common
      stock....................................             --       9,820,000             --         (5,000)            --
                                                   -----------     -----------     ----------     ----------     ----------
Net cash provided by financing activities......     (8,617,000)      9,833,000      2,661,000      2,728,000      2,084,000
                                                   -----------     -----------     ----------     ----------     ----------
Effect of exchange rate changes on cash........        (53,000)        133,000         61,000         57,000        (23,000)
                                                   -----------     -----------     ----------     ----------     ----------
Net increase (decrease) in cash................        577,000        (208,000)      (912,000)      (483,000)       149,000
Cash -- beginning of period....................      2,438,000       3,015,000      2,807,000      2,807,000      1,895,000
                                                   -----------     -----------     ----------     ----------     ----------
Cash -- end of period..........................   $  3,015,000    $  2,807,000    $ 1,895,000    $ 2,324,000    $ 2,044,000
                                                   ===========     ===========     ==========     ==========     ==========
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for income
    taxes......................................   $  1,432,000              --    $    22,000    $     7,000             --
                                                   ===========     ===========     ==========     ==========     ==========
  Cash paid during the period for interest.....   $    462,000    $    235,000    $   230,000    $   175,000    $   260,000
                                                   ===========     ===========     ==========     ==========     ==========

     NON-CASH TRANSACTIONS (UNAUDITED):

          On July 1, 1996 the Company issued 70,000 shares of common stock in lieu of cash to a former employee of the Company. This transaction resulted in a reduction in accounts payable and accrued expenses and a like increase in additional paid-in capital in the amount of $229,000, the fair value of the stock issued on the date of issuance. Also on July 1, 1996, the Company issued 52,660 shares of common stock as part of the purchase price for a 25% interest in Inland Productions, Inc. ("Inland") increasing other long-term investments and additional paid-in capital by $300,000.

                          T-HQ, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

 1. ORGANIZATION

     Business. T-HQ, Inc. a New York corporation, develops and publishes interactive entertainment software ("Software"). Substantially all of the Company's products are based on licenses for popular cultural trends and high-recognition names ("Properties").

     Unless the context otherwise requires, references in this document to "T-HQ" or the "Company" include T-HQ, Inc. and all of its wholly owned subsidiaries.

     License Agreements. The Company has two license agreements with Sony pursuant to which it has the non-exclusive right to utilize the Sony name and its proprietary information and technology in order to develop and market software for use with the 32-bit Sony PlayStation in the United States and Canada, and Europe, respectively, which expire in June of 1998 and December of 2005, respectively.

     The Company has various license agreements with Nintendo pursuant to which it has the non-exclusive right to utilize the Nintendo name and its proprietary information and technology in order to develop and market Software for use with the 16-bit Super Nintendo Entertainment System ("SNES") and with the Nintendo Game Boy portable game console. The license agreements with Nintendo for such hardware platforms expire at various times through January 1998. The Company also seeks to participate in the newly emerging 64-bit Software market. In November, 1996, Nintendo approved the development by the Company of Turner's World Championship Wrestling for release on the recently introduced 64-bit Nintendo 64.

     The Company has various license agreements with Sega pursuant to which it has the non-exclusive right to utilize the Sega name and its proprietary information and technology in order to develop and market Software for use with the 32-bit Sega Saturn, 16-bit Sega Genesis, and the portable Sega Game Gear. The license agreements with Sega for such hardware platforms expire at various times through 1998.

     The Company's Software business is dependent on its license agreements with Sony, Nintendo, and Sega. In particular, all of the Company's Software products are manufactured by Sony, Nintendo, and Sega, who charge the Company a fixed amount for each Software CD-ROM or cartridge manufactured, which charge includes a manufacturing, printing and packaging fee as well as a royalty for the use of their respective names, proprietary information and technology.

     In addition, the Company must indemnify Sony, Nintendo, or Sega as appropriate, with respect to all loss, liability and expense resulting from any claim against Sony, Nintendo, or Sega involving the development, marketing, sale or use of the Company's Titles, including any claims for copyright or trademark infringement brought against Sony, Nintendo, or Sega. As such, the Company bears the risk that the Properties and information and technology licensed from Sony, Nintendo, or Sega and incorporated in the Software may infringe the rights of third parties. Generally, the Company is entitled to indemnification from its Software developers and Property licensors to cover its indemnification obligations to Sony, Nintendo, or Sega, but no assurance can be given that, if any claim is brought against the Company, said developers and/or licensors will have sufficient resources to indemnify the Company.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of T-HQ, Inc. and its wholly owned subsidiaries. All material intercompany balances and transaction have been eliminated.

     Unaudited Interim Financial Information. The interim financial information included herein has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to such rules and regulations.

     In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

     Foreign Currency Translations. Assets and liabilities of foreign operations are translated at current rates of exchange while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of shareholders' equity. Foreign currency translation gains and losses result from exchange rate changes denominated in currencies other than the functional currency. The Company has not experienced significant foreign currency transaction gains or losses.

     Fair Values of Financial Instruments. The carrying value of accounts receivable and trade payables approximate the fair value due to their short-term maturities. The carrying value of the Company's advances from its bank is considered to approximate its fair value because the interest rate of this instrument is based on a variable reference rate.

     Inventory and Inventory Deposits. Inventories, which consist principally of finished products, are stated at the lower of cost (first-in, first-out basis) or market. On a quarterly basis, the Company estimates the net realizable value of slow-moving inventory on a title by title basis, and charges the excess of cost over net realizable value to cost of sales. Inventory deposits are prepayments to Software manufacturers or deposits to lenders opening letters of credit on behalf of the Company for the manufacture of specific products.

     Equipment. Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Equipment consists of the following at:

                                                         DECEMBER 31,
                                                     ---------------------   SEPTEMBER 30,
                                                       1994        1995          1996
                                                     ---------   ---------   -------------
        Furniture, fixtures and equipment..........  $ 776,000   $ 897,000    $ 1,158,000
        Leasehold improvements.....................     10,000      20,000         20,000
        Less accumulated depreciation..............   (268,000)   (401,000)      (569,000)
                                                     ---------   ---------     ----------
                                                     $ 518,000   $ 516,000    $   609,000
                                                     =========   =========     ==========

     Depreciation expense for the years ended December 31, 1993, 1994 and 1995 was $1,209,000, $209,000, and $199,000, respectively, and for the nine months ended September 30, 1995 and 1996 was $176,000 and $176,000, respectively.

     Royalties and Software Development Costs. Advance royalty payments for intellectual property licenses are recorded as prepaid royalties. All minimum guaranteed royalty payments are initially recorded as an asset (deferred royalties) and as a liability (accrued royalties) at the contractual amount upon execution of the contract. Royalty payments for intellectual property licenses are classified as current assets to the extent they relate to anticipated sales during the subsequent year. The Company utilizes both independent Software developers (who are paid advances against future royalties) and internal development teams to develop its Software. Under generally accepted accounting principles, such Software development costs are capitalizable when technological feasibility has been established. Technological feasibility for entertainment software such

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

as the Company's has been established by Sony, Nintendo, and Sega for use with their respective hardware platforms. Royalty expense is computed using either a percentage of the related product dollar sales or a per unit sold calculation as sales are made. Amortization of prepaid royalty and software development costs, as a part of royalties expense, is provided on a product-by-product basis commencing with the general release of each product, based on the greater of the ratio of current gross revenues for the product to the sum of its current and anticipated gross revenues, or the straight line method over the remaining estimated economic life of the product. The Company also expenses as project abandonment losses advances or capitalized Software development costs when, in management's estimate, future revenues will not be sufficient to recover previously capitalized costs. Such abandonment losses are solely attributable to changes in market conditions or product quality considerations. Software development costs of $2,293,000, $935,000, and $1,768,000 were amortized in 1993, 1994, and 1995, respectively, and of $1,033,000 and $1,625,000 were amortized in the nine months ended September 30, 1995 and 1996, respectively. Project abandonment losses related to Software development costs of $4,818,000, $2,743,000, and $1,025,000, were charged to expense in 1993, 1994, and 1995, respectively, and of $375,000 was charged to expense in each of the nine-month periods ended September 30, 1995 and 1996. Research and development costs are expensed as incurred and to date have not been material.

     Revenue Recognition. Revenue is recognized when the product is shipped, provided that no significant vendor support obligations remain outstanding, and provided that the collection of the resulting receivable is deemed probable by management. Although the Company sells its products on a no-return basis, in certain circumstances the Company may allow returns, price concessions, or allowances on a negotiated basis. The Company estimates such returns and allowances based upon management's evaluation of the Company's historical experience and current industry trends. Such estimates are deducted from gross revenue. Software is sold under a limited 90-day warranty against defects in material and workmanship. To date, the Company has not experienced material warranty claims. (See Note 3.)

     Primary and Fully Diluted Earnings Per Share. Net income (loss) per share has been computed using the weighted-average number of common shares and common share equivalents (which consists of warrants, convertible preferred stock, and options, to the extent they are dilutive). The weighted-average number of common shares and common share equivalents outstanding in the years ended December 31, 1993, 1994, and 1995 were 1,504,000, 1,998,000, and 3,482,000, respectively, and in the nine months ended September 30, 1995 and 1996 were 3,007,000 and 4,684,000, respectively. The difference between primary and fully diluted earnings per share is not significant.

     Non-monetary Transactions. Prior to 1995, the Company exchanged its products for advertising to facilitate the promotion of the Company's products. The exchanges are valued at the lower of cost or fair market value of products exchanged. The Company recorded expense related to these transactions of $2,061,000 during 1994.

     Reclassifications. Certain items in the 1993, 1994, and 1995 financial statements have been reclassified to conform to the 1996 presentation.

     Pervasiveness of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to prepaid and deferred royalties, software development costs, accrued returns and allowances and the allowance for doubtful accounts.

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     Impact of Recently Issued Accounting Standards. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company does not plan to adopt the fair value features of the statement and will instead base its accounting on the provisions of Accounting Principles Board Opinion No. 25, which uses the intrinsic value method of accounting for stock options.

 3. ACCOUNTS RECEIVABLE, FACTORING AGREEMENT, DUE FROM FACTOR AND ACCRUED RETURNS AND ALLOWANCES

     Until July 18, 1996, the Company had a factoring and credit agreement (the "BNY Agreement") with BNY Financial Corporation ("BNY"), a wholly owned subsidiary of The Bank of New York. There were no open letters of credit under the BNY agreement at June 30, 1996.

     On July 18, 1996, the Company terminated its factoring and credit agreement with BNY and entered into a new financing and banking arrangement with Imperial Bank ("Imperial Agreement"). The Imperial Agreement permits the Company to draw down working capital advances and open letters of credit in amounts determined by a formula based on 70% of eligible accounts receivable and 50% of eligible inventory. The amount of eligible inventory in the formula may not exceed $1,500,000. The facility provides for maximum borrowings of $7,500,000, with advances bearing interest at the bank's prime rate plus 1.25% (% as of September 30, 1996. The Company has granted Imperial Bank a security interest in its domestic accounts receivable and inventories. The Imperial Agreement expires on June 30, 1997. Open letters of credit under the Imperial Agreement totaled $3,844,000 at September 30, 1996. On December 11, 1996, the Imperial Agreement was amended to increase the maximum borrowings to $9,000,000.

     The amended Imperial Agreement contains covenants that include, among other things, restrictions on additional borrowings, payment of dividends, and capital expenditures. The Company must also maintain a current ratio, defined as current assets divided by current liabilities, of not less than 1.4 to 1, and maintain profitable operations on a fiscal year basis. Additionally, the Company is required to maintain a minimum tangible net worth of $7,000,000 and minimum working capital of $5,000,000.

     The Company also has lines of credit with two additional lenders pursuant to which such lenders have agreed to issue letters of credit on the Company's behalf to Sony, Nintendo, and Sega for the purchase of software for the Company's domestic and European operations. The domestic and European lines are $5,000,000 and $2,500,000, respectively. Each of these lenders receives a fee for the issuance of such letters of credit, and each lender retains title to the inventory financed by such lender until such time as that inventory is sold. The domestic lender has a security interest in the domestic assets of the Company, subordinated to Imperial Bank's priority security interest. The current term of the agreement with the domestic lender expires on March 15, 1997, with automatic renewals at such date and every six months thereafter, unless terminated by either party. Open letters of credit with the domestic lender were $3,187,000 at September 30, 1996. The European lender has a first security interest in all of the Company's European subsidiaries' receivables, inventory, and other assets. The agreement may be canceled at any time at the lender's sole discretion. Open letters of credit under the agreement with the European lender were $728,000 as of September 30, 1996.

     Because BNY owned the Company's domestic receivables pursuant to the BNY agreement, prior to the effective date of the Imperial agreement the Company's domestic accounts receivables were presented net of advances from BNY (see table following). In addition, because BNY assumed credit risk for the Company's domestic receivables but did not assume risk of markdowns or allowances, the Company's reserve for such markdowns and allowances was presented as a liability is periods prior to the closing of the Imperial Agreement. Because Imperial does not own the Company's domestic receivables, advances from Imperial are

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

now shown as a liability in the accompanying financial statements, and reserves for markdowns and allowances are now presented as a deduction from the Company's gross receivables.

     Accounts receivable are due primarily from domestic and foreign retailers and distributors, including mass merchants and specialty stores. Accounts receivable at December 31, 1994 and 1995 and the nine months ended September 30, 1996 are composed of the following:

                                                             DECEMBER 31,            SEPTEMBER 30,
                                                      ---------------------------     -----------
                                                         1994            1995            1996
                                                      -----------     -----------     -----------
Receivables assigned to factor......................  $ 5,031,000     $ 7,348,000     $        --
Advances from factor................................   (1,035,000)     (2,085,000)             --
                                                      -----------     -----------     -----------
Due from factor.....................................    3,996,000       5,263,000         --
Accounts receivable -- domestic.....................      --              --           11,655,000
Other accounts receivable -- primarily foreign......    1,753,000       5,739,000       1,997,000
Other receivables...................................        7,000          51,000           4,000
Allowance for foreign doubtful accounts.............     (827,000)     (1,380,000)     (1,310,000)
Allowance for foreign discounts and returns.........     (190,000)       (311,000)       (112,000)
Allowance for domestic accrued returns and
  allowances........................................      --              --           (3,193,000)
                                                      -----------     -----------     -----------
          Accounts receivable -- net................  $ 4,739,000     $ 9,362,000     $ 9,041,000
                                                      ===========     ===========     ===========

     The allowance for foreign doubtful accounts consists of the following:

                                                                               NINE MONTHS ENDED
                                                 DECEMBER 31,                    SEPTEMBER 30,
                                      -----------------------------------   -----------------------
                                        1993        1994         1995         1995         1996
                                      ---------   ---------   -----------   ---------   -----------
Balance at January 1................  $(115,000)  $(536,000)  $  (827,000)  $(827,000)  $(1,380,000)
Provision for doubtful accounts.....   (536,000)   (256,000)     (505,000)    (24,000)      (10,000)
Actual write-offs (recoveries)......    115,000     (35,000)      (48,000)    (62,000)       80,000
                                      ---------   ---------   -----------   ---------   -----------
Ending balance......................  $(536,000)  $(827,000)  $(1,380,000)  $(913,000)  $(1,310,000)
                                      =========   =========   ===========   =========   ===========

     The allowance for foreign discounts and returns consists of the following:

                                                                               NINE MONTHS ENDED
                                             DECEMBER 31,                        SEPTEMBER 30,
                                ---------------------------------------     -----------------------
                                   1993           1994          1995          1995          1996
                                -----------     ---------     ---------     ---------     ---------
Balance at January 1..........  $(1,039,000)    $(666,000)    $(190,000)    $(190,000)    $(311,000)
Provision for discounts and
  returns.....................     (842,000)     (280,000)     (766,000)     (199,000)     (275,000)
Actual write-offs.............    1,215,000       756,000       645,000       223,000       474,000
                                -----------     ---------     ---------     ---------     ---------
Ending balance................  $  (666,000)    $(190,000)    $(311,000)    $(166,000)    $(112,000)
                                ===========     =========     =========     =========     =========

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     The allowance for domestic accrued returns and allowances, which is recorded as a liability in the accompanying balance sheets for the periods ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1995, and which is netted against accounts receivable in the accompanying balance sheet for the nine months ended September 30, 1996, consists of the following:

                                                                               NINE MONTHS ENDED
                                         DECEMBER 31,                            SEPTEMBER 30,
                          -------------------------------------------     ---------------------------
                             1993            1994            1995            1995            1996
                          -----------     -----------     -----------     -----------     -----------
Balance at January 1....           --     $(4,120,000)    $(3,574,000)    $(3,574,000)    $(2,859,000)
Provision for discounts
  and returns...........  $(8,378,000)     (3,352,000)     (2,874,000)     (1,430,000)     (2,997,000)
Actual write-offs.......    4,258,000       3,898,000       3,589,000       2,969,000       2,663,000
                          -----------     -----------     -----------     -----------     -----------
Ending balance..........  $(4,120,000)    $(3,574,000)    $(2,859,000)    $(2,035,000)    $(3,193,000)
                          ===========     ===========     ===========     ===========     ===========

 4. EMPLOYEE PENSION PLAN

     The Company sponsors for its employees a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code (the "Plan"). The Plan, as amended in 1991, provides that employees may defer up to 12% of annual compensation, and that the Company will make a matching contribution equal to each employee's deferral, up to 4% of compensation. The Company may also contribute funds to the Plan in the form of a profit sharing contribution. Expenses under the Plan were $116,000, $61,000, and $30,000 in 1993, 1994 and
1995, respectively, and $13,000 and $89,000 for the nine months ended September 30, 1995 and 1996, respectively.

 5. INCOME TAXES

     The provision for (benefit from) for income taxes consists of the following:

                                                        1993          1994        1995
                                                     -----------     -------     -------
        Current
          Federal..................................  $(2,973,000)         --     $22,000
          State....................................      (96,000)         --          --
          Foreign..................................     (141,000)    $11,000          --
                                                     -----------     -------     -------
                                                      (3,210,000)     11,000      22,000
                                                     -----------     -------     -------
        Deferred
          Federal..................................     (301,000)         --          --
          State....................................       98,000          --          --
                                                     -----------     -------     -------
                                                        (203,000)         --          --
                                                     -----------     -------     -------
        Provision for (benefit from) income
          taxes....................................  $(3,413,000)    $11,000     $22,000
                                                     ===========     =======     =======

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     A reconciliation of the provision for income taxes at the federal statutory rate to the provision recorded in the accompanying financial statements is as follows:

                                                              1993      1994      1995
                                                              -----     -----     -----
        Federal provision at statutory rate.................  (35.0)%   (35.0)%    35.0%
        Effect of foreign income taxes and other............     .7        .1        --
        Effect of net operating loss carryforward (utilized)
          not utilized......................................   16.9      35.0     (31.5)
                                                              -----     -----     -----
                                                              (17.4)%     0.1%      3.5%
                                                              =====     =====     =====

     The components of deferred tax assets (liabilities) are as follows:

                                                               DECEMBER 31,
                                         ---------------------------------------------------------
                                                   1994                           1995
                                         -------------------------     ---------------------------
                                           FEDERAL         STATE         FEDERAL          STATE
                                         -----------     ---------     -----------     -----------
Deferred tax assets:
  Allowance for doubtful accounts,
     discounts and returns.............  $ 1,215,000     $ 228,000     $   973,000     $   216,000
  Net operating loss...................    5,881,000       453,000       5,852,000       1,168,000
  License abandonment..................      804,000       151,000         539,000         559,000
  Other -- net.........................      346,000        65,000         250,000          56,000
                                          ----------      --------      ----------      ----------
Total deferred tax assets:.............    8,246,000       897,000       7,614,000       1,999,000
Deferred tax liabilities:
  Software development costs...........     (854,000)      (47,000)       (893,000)       (573,000)
  State income taxes...................     (288,000)           --        (484,000)             --
                                          ----------      --------      ----------      ----------
Net deferred tax assets................    7,104,000       850,000       6,237,000       1,426,000
Valuation reserve......................   (7,104,000)     (850,000)     (6,237,000)     (1,426,000)
                                          ----------      --------      ----------      ----------
Deferred income taxes..................  $        --     $      --     $        --     $        --
                                          ==========      ========      ==========      ==========

     A valuation reserve has been provided in 1994 and 1995 because of the uncertainty regarding the realization of net deferred tax assets. The valuation reserve increased $5,407,000 during fiscal 1994 and decreased $291,000 in fiscal 1995.

     As of December 31, 1995 the Company had federal and state net operating loss carryforwards of $17,488,000 (expiring from years 2008 to 2009) and $12,695,000 (expiring from years 1997 to 1999), respectively, which have not been recorded in the financial statements because of the uncertainty as to realization. Any significant increase in the number of common shares outstanding would result in an "ownership change" of the Company for purposes of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the amount of the Company's net operating loss carryforward available to reduce the Company's federal income tax liability in future years in which the Company has taxable income would be limited to an annual amount equal to the product of (i) the fair market value of the Company's capital stock on the date of consummation of the sale of shares that would result in such an ownership change, multiplied by (ii) the "long-term tax exempt rate" published by the Internal Revenue Code.

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

 6. STOCK OPTION PLAN (SEE NOTE 8)

     The Company has a stock option plan (the "Option Plan") which provides for the issuance of up to 200,000 options to acquire the Company's common stock. In May 1995, the Company's shareholders approved an increase in the number of shares available under the Option Plan to 650,000 shares available for employees, consultants and non-employee directors. Stock options granted under the Option Plan may be incentive stock options under the requirements of the Internal Revenue Code, or may be nonstatutory stock options which do not meet such requirements. Options may be granted under the Option Plan to, in the case of incentive stock options, all employees (including officers) of the Company; or, in the case of nonstatutory stock options, all employees (including officers) or non-employee directors of the Company.

     The exercise price per share of all options granted in 1994, 1995, and the nine months ended September 30, 1996 has been the market price of the stock on the date of the grant. Generally, options granted become exercisable over three years and must be exercised within four years of the date of grant.

                                                                            NUMBER OF
                                  STOCK OPTIONS                              SHARES
        ------------------------------------------------------------------  ---------
        Outstanding at January 1, 1994 ($13.20 - $82.65 per share)........     67,305
        Granted at $3.75 - $17.25 per share...............................    102,423
        Exercised at $3.75 per share......................................     (3,334)
        Canceled at $31.95 - $78.75 per share.............................    (62,304)
                                                                             --------
        Balance at December 31, 1994 ($13.20 - $82.65 per share)..........    104,090
                                                                             --------
        Granted at $2.87 - $9.30 per share................................    609,833
        Exercised at $2.87 per share......................................    (16,666)
        Canceled at $2.87 - $17.25 per share..............................    (42,666)
                                                                             --------
        Balance at December 31, 1995 ($2.87 - $78.675 per share)..........    654,591
                                                                             --------
        Granted at $3.50 - $6.00 per share................................    121,500
        Exercised at $2.87 - $3.75 per share..............................    (90,673)
        Canceled at $2.87 - $82.65 per share..............................   (158,254)
                                                                             --------
        Balance at September 30, 1996.....................................    527,164
                                                                             ========
        Options exercisable at September 30, 1996.........................    270,331
                                                                             ========

     Included in the 1994 stock option grants is an option granted to Jack Friedman, the former president of the Company. This option was originally granted on February 24, 1994 at the price of $13.95 per share. Upon the resignation of Mr. Friedman and the re-negotiation of his employment agreement, options previously granted in 1994 were repriced to the then current market price of the stock of $3.75.

     During 1995, the Company granted 240,000 options outside of the Option Plan, which consists of 140,000 options at $3.06 to Brian J. Farrell, the Company's president; 70,000 options to a former employee as a part of the employee's severance package (50,000 at $2.81 and 20,000 at $2.25); and 30,000 options at $2.87 to two outside consultants who have subsequently become employees of the Company. In 1996, the Company issued 200,000 options outside of the Option Plan to Mr. Farrell at $5.00 per share. Share prices for these options equal the market price of the Company's common stock at the date of the grant.

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

 7. MAJOR CUSTOMERS AND RELATED PARTY TRANSACTIONS

     Sales (before returns and allowances) to a major customer represented 16% and 18% of gross sales in the years ended December 31, 1993 and 1994, respectively. Sales (before returns and allowances) to two major customers were 12% and 10% in the year ended December 31, 1995. Sales (before returns and allowances) to a customer were 11% and 12% in the nine months ended September 30, 1995 and 1996, respectively. Sales (before returns and allowances) to two other customers represented 12% and 10% of sales, respectively, in 1993. In 1994 one other customer represented 18% of sales (before returns and allowances).

     The Company also had sales of $407,000 in the year ended December 31, 1993, to Grand Toys, Ltd. ("Grand"). A director of the Company who resigned in 1994 is a principal officer and director of Grand.

     The Company has an agreement with Trinity Capital Corp., an officer and owner of which is a director of the Company, whereby the Company paid it $46,000 for financial consulting services in 1993.

     In 1993, 1994 and 1995, the Company paid the law firm of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass, of which Mr. Skala, a director of the Company through January 14, 1997, is a partner, approximately $167,000, $275,000, and $214,000, respectively, and in the nine months ended September 30, 1995 and 1996, the Company paid such firm $214,000 and $177,000, respectively.

 8. CAPITAL STOCK TRANSACTIONS

     In 1993, the Company entered into an agreement with an independent investor (the "Investor") pursuant to which the Investor posted a standby letter of credit in the principal amount of $5,000,000, in favor of BNY as additional collateral, expiring on February 28, 1994. Effective January 31, 1994, the Company entered into an agreement with the Investor whereby the Investor extended the expiration date of the standby letter of credit to December 31, 1994. As consideration, the Company reduced the exercise price of 100,000 warrants previously granted to the Investor to $12.15 per share (the then current market value of the Company's stock), and granted the Investor an additional 33,334 warrants to purchase the Company's common stock at $12.15 per share.

     In March 1994, the Company sold 133,334 shares of its common stock pursuant to Regulation S resulting in net proceeds to the Company of $980,000. In June 1994, the Company sold units consisting of 564,445 shares of common stock and warrants to purchase an additional 282,222 shares of common stock at $15.00 per share pursuant to Rule 506 of Regulation D of the Securities Act of 1993, as amended ("the Act"), resulting in net proceeds to the Company of $4,624,000. In September, October, and November 1994, the Company sold an aggregate of 478,704 shares of common stock resulting in net proceeds to the Company of $3,328,000, in sales exempt from the registration requirements of the Act pursuant to Registration S under the Act. In December 1994, the Company sold units consisting of 101,665 shares of common stock and warrants to purchase 101,665 shares of common stock at $20.25 per share in private placements pursuant to Regulation D under the Act, resulting in net proceeds to the Company of $888,000, (collectively "the Financings").

     The net proceeds received by the Company from the Financings were utilized in part in connection with the marketing and inventory purchase commitments related to the launch of the XBAND Videogame Modem (the "XBAND Modem") (See Note
10), and for the completion of certain Software products under development.

     On July 1, 1995, the Company granted a warrant to the Company's domestic letter of credit lender to purchase 60,000 shares of common stock at a price of $1.93 per share. The warrant is exercisable until June 30, 1998.

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     In the months of July, August and September 1995, the Company received aggregate net proceeds of $2,613,000 from the sales of certain of its convertible preferred stock pursuant to Regulation S under the Act. The preferred shares were convertible by the holders thereof into approximately 1,462,000 common shares of the Company. These shares were redeemable at the Company's option upon 30 days' written notice, and earned dividends at the rate of 9% per annum, payable at the Company's option in cash or by issuance of common shares equal to the dividend amount divided by the average market price of the preceding five days. As of December 31, 1995, a total of 1,335,211 shares of common stock had been issued in connection with this transaction. As of February 1996, all shares of preferred stock had been converted to common stock, a total of 1,462,928 shares of common stock were issued in connection with this transaction.

     On July 1, 1996, the Company issued 70,000 shares of common stock, at the fair market value of the stock on such date, in lieu of settlement of an accrued liability of $229,000 due to a former employee.

     During the years ended December 31, 1993 and 1995, and the nine months ended September 30, 1996, the number of warrants to purchase the Company's common stock exercised were 40,000, 74,864, and 70,000, respectively. The Company received proceeds from the exercise of such warrants totaling $2,049,000. There were no warrants exercised during the year ended December 31, 1994.

 9. OTHER LONG-TERM ASSETS

     On July 1, 1996, the Company acquired a 25% interest in Inland, a software developer for home entertainment game systems. The investment consisted of $300,000 in cash and 52,660 shares of common stock, and is included in other long-term assets in the accompanying balance sheet. The Company has contracted with Inland for the development of 32-bit and 64-bit versions of Turner's World Championship Wrestling and BASS Masters Classic.

     On August 7, 1996, the Company acquired the business of Heliotrope Studios, Inc. ("Heliotrope"), an interactive software developer for PC CD-ROM and an assignment of the distribution license and certain work-in-progress for a PC CD-ROM title (Pax Imperia II) from Blizzard Entertainment, a division of Davidson Associates. In connection with the acquisition, the Company incurred costs of $100,000 and assumed certain liabilities ($90,000) of Heliotrope. The excess of the Company's cost of the acquisition over the estimated fair value of assets acquired (approximately $190,000) has been included as a long-term investment in the accompanying balance sheet. Such excess cost is being amortized over 60 months. Because Heliotrope's assets and operations prior to the acquisition were insignificant, no pro forma information is presented.

10. COMMITMENTS AND CONTINGENCIES

     XBAND Modem Agreement. On April 23, 1994, the Company entered into a letter of agreement with Catapult Entertainment, Inc. ("Catapult"), pursuant to which T-HQ was the exclusive North American distributor of certain hardware products developed by Catapult. The Company was required to spend a minimum of $3,000,000 in 1994 and a minimum of $2,000,000 in the first quarter of 1995 to market and sell the XBAND Modem, and the Company was also required to finance all inventory purchases. By mutual agreement between the Company and Catapult, approximately $2,679,000 was spent in marketing efforts by the Company through December 31, 1994, on the XBAND Modem. Because of the slow sales of the XBAND Modem and the potential for markdowns and returns, the Company reserved approximately $2,000,000 (by charging such amount against net sales) for such markdowns and reserves in 1994.

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     On May 31, 1995, the Company and Catapult entered into a new agreement related to the marketing and distribution of the XBAND Modem, pursuant to which Catapult purchased the Company's inventory and accounts receivable related to the XBAND Modem for approximately $3,200,000. At the closing of the agreement, Catapult paid approximately $1,100,000 owed by the Company to the manufacturer of the XBAND Modem, and $100,000 to the Company. The remaining amounts owing to the Company were to have been received upon the conclusion of equity financing by Catapult. The Company recorded the cash received at the closing as sales of the XBAND Modem in the year ended December 31, 1995 pursuant to the new agreement. Subsequently, Catapult has filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Under Catapult's plan of reorganization, the Company received approximately 15% of its remaining claim against Catapult, or approximately $200,000, in December 1996. Because the Company determined in May 1995 that receipt of any additional payment by Catapult was highly uncertain, at such time the Company established a reserve in the amount of such remaining payments. As a result, substantially all of the amount received pursuant to such plan of reorganization will be reflected in the Company's Statement of Operations for the year ended December 31, 1996.

     Nintendo-Alpex Litigation. The Company has been advised by Nintendo that a lawsuit has been instituted against Nintendo by Alpex alleging that certain NES products, including licensee Software, manufactured and sold by Nintendo for its NES system infringed a certain patent, and that the party is seeking monetary damages and injunctive relief against Nintendo. Although Nintendo has asserted that its products do not infringe such patent, an adverse verdict was recently received and damages awarded by a jury against Nintendo. Nintendo has filed an appeal in the Federal Circuit Court of Appeals. The Company has also been advised that the relevant patent has expired and therefore there is no risk of injunctive relief. The impact of this decision, the ultimate outcome of such claim, and the effect on the Company, is uncertain. No claims have been asserted against the Company by Nintendo or any other party to the action.

     The Company has been advised by Nintendo that Alpex may assert that certain SNES and Game Boy Software also infringe the patent involved in the litigation. No legal proceedings have been commenced at this time against Nintendo or any other party. The Company has been advised that the relevant patent has expired and therefore, if any action is instituted, there is no risk of injunctive relief. Since the Company is not required to indemnify Nintendo from any claims arising from such suit, and the Company has not been named as a party to the suit, management believes that the risk of loss associated with these matters is remote.

     Studio-e Litigation. On January 13, 1997, a complaint was filed in Illinois state court by Studio e, Inc. ("Studio e"), a video game software development company, against Inland, its two principals and the Company. The Company acquired 25% of Inland in June 1996 shortly after its formation for consideration consisting of $300,000 in cash and 52,660 shares of Common Stock with a value at such time of approximately $300,000; and the Company has contracted with Inland for the development of Turner's World Championship Wrestling for the Play Station and Nintendo 64. The complaint alleges, among other things, that the defendants misappropriated trade secrets of Studio e, caused delays in the development of one of Studio e's titles, and as a result were responsible for Studio e's loss of future business. The complaint seeks, among other remedies, to enjoin the Company's alleged use of Studio e's trade secrets and damages in an unspecified amount. The complaint makes additional allegations and seeks additional damages and other remedies against Inland and Inland's principals. The Company denies all allegations of wrongdoing asserted against it in the complaint and intends to vigorously defend against such claims.

     Royalties. At December 31, 1994 and 1995, future minimum guaranteed royalties were $4,039,000 and $1,752,000, respectively and at September 30, 1996 were $4,710,000. Royalties are classified as current liabilities based upon contractual payment dates.

                          T-HQ, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND SUBSEQUENT TO SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     Leases. The Company is committed under operating leases with lease termination dates to July 1998. Minimum future rentals pursuant to these leases as of December 31, 1995 are as follows:

                1996..............................................  $ 255,000
                1997..............................................    160,000
                1998..............................................     95,000
                                                                     --------
                                                                    $ 510,000
                                                                     ========

Rent expense was $239,000, $251,000, and $184,000 in 1993, 1994, and 1995,
respectively, and $156,000 and $133,000 in the nine months ended September 30, 1995 and 1996, respectively.

11. OPERATIONS IN GEOGRAPHIC AREAS

     The Company is engaged in the development, marketing and distribution of Software products, and formerly was engaged in the development, marketing and distribution of traditional toys and games which is considered to be a single segment. The following information sets forth geographic information on the Company's sales, earnings (losses) from operations and identifiable assets for the years ended December 31, 1993, 1994 and 1995:

                                        UNITED
                                        STATES      EUROPE       ASIA      ELIMINATION     CONSOLIDATED
                                       --------     -------     ------     -----------     ------------
                                                        (IN THOUSANDS OF DOLLARS)
Year ended December 31, 1993:
Sales to unaffiliated customers......  $ 26,986     $ 7,725     $2,767            --         $ 37,478
Transfers between geographic areas...        --          --      1,106       $(1,106)              --
                                       ---------    --------    -------     --------        ---------
Total net revenue....................  $ 26,986     $ 7,725     $3,873       $(1,106)        $ 37,478
                                       =========    ========    =======     ========        =========
Pretax earnings (loss)...............  $(16,764)    $(2,411)    $ (642)      $   164         $(19,653)
                                       =========    ========    =======     ========        =========
Identifiable assets at December 31,
  1993...............................  $ 17,805     $ 4,649     $  139       $  (288)        $ 22,305
                                       =========    ========    =======     ========        =========
Year ended December 31, 1994:
Sales to unaffiliated customers......  $ 11,114     $ 2,175         --            --         $ 13,289
Transfers between geographic areas...        --          --     $   84       $   (84)              --
                                       ---------    --------    -------     --------        ---------
Total net revenue....................  $ 11,114     $ 2,175     $   84       $   (84)        $ 13,289
                                       =========    ========    =======     ========        =========
Pretax earnings (loss)...............  $(16,017)    $(1,459)    $  108       $  (111)        $(17,479)
                                       =========    ========    =======     ========        =========
Identifiable assets at December 31,
  1994...............................  $ 12,136     $ 3,484     $  113       $  (202)        $ 15,531
                                       =========    ========    =======     ========        =========
Year ended December 31, 1995:
Sales to unaffiliated customers......  $ 24,894     $ 8,356         --            --         $ 33,250
Transfers between geographic areas...        --          --         --            --               --
                                       ---------    --------    -------     --------        ---------
Total net revenue....................  $ 24,894     $ 8,356         --            --         $ 33,250
                                       =========    ========    =======     ========        =========
Pretax earnings (loss)...............  $  1,621     $  (869)    $   (4)      $  (125)        $    623
                                       =========    ========    =======     ========        =========
Identifiable assets at December 31,
  1995...............................  $ 13,681     $ 3,415     $    2       $  (182)        $ 16,916
                                       =========    ========    =======     ========        =========
Nine months ended September 30, 1996:
Sales to unaffiliated customers......  $ 22,264     $ 7,508         --            --         $ 29,772
Transfers between geographic areas...        --          --         --            --               --
                                       ---------    --------    -------     --------        ---------
Total net revenue....................  $ 22,264     $ 7,508         --            --         $ 29,772
                                       =========    ========    =======     ========        =========
Pretax earnings (loss)...............  $    663     $   209     $   19            --         $    891
                                       =========    ========    =======     ========        =========
Identifiable assets at September 30,
  1996...............................  $ 17,144     $ 3,232         --       $  (183)        $ 20,193
                                       =========    ========    =======     ========        =========

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER AND SALE OF THE SECURITIES OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      6
Use of Proceeds.......................     13
Market Price of Common Stock..........     13
Dividend Policy.......................     14
Capitalization........................     14
Selected Consolidated Financial
  Data................................     15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     16
Business..............................     23
Management............................     32
Principal Stockholders................     35
Description of Securities.............     36
Shares Eligible for Future Sale.......     37
Underwriting..........................     38
Legal Matters.........................     39
Experts...............................     39
Incorporation of Certain Documents by
  Reference...........................     39
Available Information.................     40
Index to Consolidated Financial
  Statements..........................    F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                1,500,000 SHARES

                                  [T-HQ LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                           WEDBUSH MORGAN SECURITIES

                            ------------------------

                               FEBRUARY 11, 1997

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.


        Registration fee..................................................  $  5,065
        NASD filing fee...................................................  $  2,172
        Nasdaq National Market fee........................................  $ 15,000
        Blue sky fees and expenses........................................  $ 15,000
        Printing and engraving expenses...................................  $120,000
        Accountants' fees and expenses....................................  $ 65,000
        Attorneys' fees and expenses......................................  $150,000
        Transfer agent and registrar fees.................................  $ 27,763
                                                                            --------
                  Total...................................................  $400,000



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Sections 721 through 726 of the New York Business Corporation Law permit indemnification of officers and directors under certain circumstances and subject to certain limitations. Article SEVENTH of the Certificate of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Registrant may indemnify any and all directors and officers, to the fullest extent permitted by the New York Business Corporation Law, from and against any and all of the expenses, liabilities or other matters referred to in or covered by the New York Business Corporation Law, and that the indemnification provided for therein shall not be deemed exclusive of any other rights to which the persons so indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to acting in their official capacity and as to action in another capacity by holding such office, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the heirs, executors and administrators of such a person.

     These indemnification provisions and the indemnification agreements between the Company and its directors and officers may be sufficiently broad to permit indemnification of the Company's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act or otherwise.

     The Company maintains a directors' and officers' liability insurance policy covering certain liabilities that may be incurred by directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


      EXHIBIT
       NUMBER
--------------------
         **1.1       Form of Underwriting Agreement
         **5         Opinion of Sidley & Austin
         *10.1       Amended and Restated 1990 Stock Option Plan, as amended
          10.2       Confidential Second Renewal License Agreement for Super Nintendo
                     Entertainment System effective October 16, 1995, between Nintendo of
                     America Inc. and the Company (Filed as Exhibit 10.2(a) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
          10.3       Confidential First Renewal License Agreement for Gameboy effective
                     January 1, 1995, between Nintendo of America Inc. and the Company (Filed as Exhibit 10.3(a) to the Company's Annual Report on Form 10-K for the
                     year ended December 31, 1995, and incorporated herein by reference)
          10.4       Confidential First Renewal International License Agreement for Super
                     Nintendo Entertainment System effective February 6, 1995, between
                     Nintendo Co., Ltd., and the Company (Filed as Exhibit 10.4(a) to the
                     Company's Annual Report on Form 10-K for the year ended December 31,
                     1995, and incorporated herein by reference)
         *10.5       First Extension Letter dated June 5, 1996, and Second Extension Letter dated September 13, 1996 to Confidential First Renewal International
                     License Agreement for Super Nintendo Entertainment System between effective February 6, 1995, between Nintendo Co., Ltd., and the Company.
          10.6       Confidential First Renewal International License Agreement for Gameboy
                     dated November 6, 1995, between Nintendo Co., Ltd., and the Company
                     (Filed as Exhibit 10.5(a) to the Company's Annual Report on Form 10-K
                     for the year ended December 31, 1995, and incorporated herein by reference)
          10.7       Confidential License Agreement for Super Nintendo Entertainment System
                     dated September 28, 1995, between Nintendo of America, Inc. and Black
                     Pearl Software. (Filed as Exhibit 10.6(a) to the Company's Annual Report
                     on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
          10.8       Confidential License Agreement for Gameboy dated April 4, 1994, between
                     Nintendo of America, Inc. and Malibu Games, Inc. (Filed as an Exhibit to
                     the Company's Registration Statement on Form S-2 (File No. 33-81632)
                     which became effective December 7, 1995, and incorporated herein by reference)
          10.9       Confidential First Renewal International License Agreement for Super
                     Nintendo Entertainment System dated as of July 19, 1995, between
                     Nintendo Co., Ltd., and Black Pearl Software, Inc. (Filed as Exhibit
                     10.8(a) to the Company's Annual Report on Form 10-K for the year ended
                     December 31, 1995, and incorporated herein by reference)
         10.10       Confidential International License Agreement for Gameboy dated July 19,
                     1993, between Nintendo Co., Ltd., and Malibu Games, Inc. (Filed as an
                     Exhibit to the Company's Registration Statement on Form S-2 (File No.
                     33-81632) which became effective December 7, 1995, and incorporated herein by reference)
        *10.11       Addendum dated September 28, 1995, together with Extension Letter dated
                     July 9, 1996, and Second Extension Letter dated November 21, 1996, to
                     Confidential International License Agreement for Game Boy dated July 19,
                     1993, between Nintendo Co., Ltd., and Black Pearl Software Inc.

      EXHIBIT
       NUMBER
--------------------
         10.12       License Agreement for Sega Genesis System dated as of October 20, 1994, between Sega Enterprises, Ltd., and the Company (Filed as Exhibit
                     10.10(a) to the Company's Annual Report on Form 10-K for the year ended
                     December 31, 1995, and incorporated herein by reference)
        *10.13       License Agreement for North American Sega Saturn System effective as of
                     February 26, 1996, between Sega Enterprises, Ltd., and the Company
         10.14       Confidential License Agreement for Gameboy effective as of September 28,
                     1995, between Nintendo of America Inc. and Black Pearl Software Inc.
                     (Filed as Exhibit 10.7(a) to the Company's Annual Report on Form 10-K
                     for the year ended December 31, 1995, and incorporated herein by reference)
         10.15       Employment Agreement of Brian Farrell dated as of February 15, 1995, between the Company and Brian J. Farrell (Filed as Exhibit 10.34 to the
                     Company's Annual Report on Form 10-K for the year ended December 31,
                     1995, and incorporated herein by reference)
         10.16       Stock Option Agreement dated as of February 15, 1995, between the
                     Company and Brian J. Farrell (Filed as an Exhibit to the Registration
                     Statement on Form S-8 (Registration No. 333-00136) filed on January 11,
                     1996, and incorporated herein by reference)
         10.17       401(k) Plan of the Company (Filed as an exhibit to Registration
                     Statement on Form S-18 (File No. 33-35582-NY) of Trinity, and
                     incorporated herein by reference. Amendments made since original filing were filed as exhibits to the Company's Proxy Statements dated April 24,
                     1992, April 30, 1993 and April 28, 1994, respectively, as are incorporated herein by reference and modification made to this document was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference)
         10.18       Form of Indemnification Agreement (Filed as an Exhibit to the Company's
                     Registration Statement on Form S-1 (File No. 33-47767) or Amendment No.
                     1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 thereto and incorporated herein by reference)
         10.19       Security and Loan Agreement dated June 7, 1996, by and between the
                     Company and Imperial Bank (Filed as an Exhibit to the Company's
                     Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and incorporated herein by reference)
        *10.20       First Amendment to Security and Loan Agreement dated June 7, 1996, by and between the Company and Imperial Bank.
         10.21+      Conversion, Manufacturing and Distribution Agreement dated as of March
                     8, 1995, by and between Electronic Arts Inc. and the Company (Filed as
                     Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
         10.22+      Licensed Publisher Agreement dated November 10, 1995, by and between the
                     Company and Sony Computer Entertainment Europe, a division of Sony
                     Electronic Publishing Limited (Filed as Exhibit 10.42 to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
        *10.23       Licensed Publisher-Supplemental Agreement dated April 11, 1996, by and between the Company and Sony Computer Entertainment Europe, a division of Sony Electronic Publishing Limited

      EXHIBIT
       NUMBER
--------------------
        *10.24       Sony PSX License Agreement dated June 29, 1994, by and between the
                     Company and Sony Computer Entertainment of America, a division of Sony
                     Electronic Publishing Company
         10.25       Termination Agreement and Mutual Release dated May 31, 1995, by and between the Company and Catapult Entertainment, Inc. (Filed as an
                     Exhibit to the Company's Registration Statement on Form S-2 (File No.
                     33-81632) which became effective December 7, 1995, and incorporated herein by reference)
         10.26       Stock Purchase Agreement dated as of June 28, 1996, by and between the
                     Company and Inland Productions, Inc. (Filed as an Exhibit to the
                     Company's Quarterly Report on Form 10-Q for the quarter ended September
                     30, 1996, and incorporated herein by reference)
         10.27       Stock Purchase Agreement dated as of August 2, 1996, by and between the
                     Company and Heliotrope Studios, Inc. (Filed as an Exhibit to the
                     Company's Quarterly Report on Form 10-Q for the quarter ended September
                     30, 1996, and incorporated herein by reference)
         10.28       License Agreement dated July 11, 1994, between the Company and B.A.S.S.,
                     Inc. (Filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K
                     for the year ended December 31, 1995, and incorporated herein by reference)
         10.29       License Agreement dated December 29, 1995, between the Company and
                     Turner New Media, Inc. (Filed as Exhibit 10.41 to the Company's Annual
                     Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
        *10.30       Assignment of Rights dated as of July 23, 1996, between the Company and
                     Blizzard Entertainment
        *10.31       Financing Contract dated 1994 between Opal Finance Corporation and the
                     Company.
        *11          Statement re: computation of per share earnings
        **23.1       Consent of Deloitte & Touche LLP
        **23.2       Consent of Sidley & Austin (included in Exhibit 5.1)
         *24.1       Power of Attorney


---------------

  * Previously filed.


 ** Filed herewith.



  + Confidential treatment requested as to portions of this exhibit.


     (b) FINANCIAL STATEMENT SCHEDULES

        None.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 15 of this Part II to the Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For the purpose of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on the 10th day of February, 1997.


                                          T-HQ, INC.

                                          By:  /s/  BRIAN J. FARRELL
                                               ------------------------------
                                                Brian J. Farrell
                                                President and Chief Executive
                                                    Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                SIGNATURE                                 TITLE                      DATE
------------------------------------------   -------------------------------- -------------------

/s/  BRIAN J. FARRELL                           President, Chief Executive      February 10, 1997
------------------------------------------         Officer and Director
     Brian J. Farrell

/s/  LAWRENCE BURSTEIN*                                  Director               February 10, 1997
------------------------------------------
     Lawrence Burstein

/s/  L. MICHAEL HALLER*                         Senior Vice President and       February 10, 1997
------------------------------------------               Director
     L. Michael Haller

/s/  BRUCE JAGID*                                        Director               February 10, 1997
------------------------------------------
     Bruce Jagid

/s/  JEFFREY C. LAPIN*                                   Director               February 10, 1997
------------------------------------------
     Jeffrey C. Lapin

/s/  DEBORAH A. LAKE                             Vice President - Finance       February 10, 1997
------------------------------------------          and Administration
     Deborah A. Lake                           (Chief Financial Officer and
                                              Principal Accounting Officer)

By: /s/  BRIAN J. FARRELL
------------------------------------------
     Brian J. Farrell, Attorney-in-fact.

                               INDEX OF EXHIBITS


  EXHIBIT                                                                            SEQUENTIAL
  NUMBER                              EXHIBIT DESCRIPTION                            PAGE NUMBER
  -------     -------------------------------------------------------------------    -----------
   **1.1      Form of Underwriting Agreement (20)................................
   **5        Opinion of Sidley & Austin (20)....................................
   *10.1      Amended and Restated 1990 Stock Option Plan, as amended (22).......         *
    10.2      Confidential Second Renewal License Agreement for Super Nintendo
              Entertainment System effective October 16, 1995, between Nintendo
              of America Inc. and the Company (1)................................         *
    10.3      Confidential First Renewal License Agreement for Gameboy effective
              January 1, 1995, between Nintendo of America Inc. and the Company
              (2)................................................................         *
    10.4      Confidential First Renewal International License Agreement for
              Super Nintendo Entertainment System dated February 6, 1995, between
              Nintendo Co., Ltd., and the Company (21)...........................         *
   *10.5      First Extension Letter dated June 5, 1996, and Second Extension
              Letter dated September 13, 1996 to Confidential First Renewal
              International License Agreement for Super Nintendo Entertainment
              System effective February 6, 1995, between Nintendo Co., Ltd., and
              the Company (22)...................................................         *
    10.6      Confidential First Renewal International License Agreement for
              Gameboy dated November 6, 1995, between Nintendo Co., Ltd., and the
              Company (4)........................................................         *
    10.7      Confidential License Agreement for Super Nintendo Entertainment
              System dated September 28, 1995, between Nintendo of America, Inc.
              and Black Pearl Software (5).......................................         *
    10.8      Confidential License Agreement for Gameboy dated April 4, 1994,
              between Nintendo of America, Inc. and Malibu Games, Inc. (3).......         *
    10.9      Confidential First Renewal International License Agreement for
              Super Nintendo Entertainment System dated as of July 19, 1995,
              between Nintendo Co., Ltd., and Black Pearl Software, Inc. (6).....         *
   10.10      Confidential International License Agreement for Gameboy dated July
              19, 1993, between Nintendo Co., Ltd., and Malibu Games, Inc. (3)...         *
  *10.11      Addendum dated September 28, 1995, together with Extension Letter dated July 9, 1996, and Second Extension Letter dated November 21,
              1996, to Confidential International License Agreement for Game Boy
              dated July 19, 1993, between Nintendo Co., Ltd., and Black Pearl
              Software Inc. (22).................................................         *
   10.12      License Agreement for Sega Genesis System dated as of October 20,
              1994, between Sega Enterprises, Ltd., and the Company (7)..........         *
   10.13      License Agreement for North American Sega Saturn System effective as of February 26, 1996, between Sega Enterprises, Ltd., and the
              Company (22).......................................................         *
   10.14      Confidential License Agreement for Gameboy effective as of Septem-
              ber 28, 1995, between Nintendo of America Inc. and Black Pearl
              Software, Inc. (8).................................................         *
   10.15      Employment Agreement of Brian Farrell dated as of February 15,
              1995, between the Company and Brian J. Farrell (9).................         *
   10.16      Stock Option Agreement dated as of February 15, 1995, between the
              Company and Brian J. Farrell (23)..................................
   10.17      401(k) Plan of the Company (10)....................................         *
   10.18      Form of Indemnification Agreement (11).............................         *

  EXHIBIT                                                                            SEQUENTIAL
  NUMBER                              EXHIBIT DESCRIPTION                            PAGE NUMBER
  -------     -------------------------------------------------------------------    -----------
   10.19      Security and Loan Agreement dated June 7, 1996, by and between the
              Company and Imperial Bank (12).....................................         *
   10.20      First Amendment to Security and Loan Agreement dated June 7, 1996,
              by and between the Company and Imperial Bank.......................         *
   10.21+     Conversion, Manufacturing and Distribution Agreement dated as of
              March 8, 1995, by and between Electronic Arts Inc. and the Company
              (13)...............................................................         *
   10.22+     Licensed Publisher Agreement dated November 10, 1995, by and between the Company and Sony Computer Entertainment Europe, a
              division of Sony Electronic Publishing Limited (14)................         *
   10.23      Licensed Publisher-Supplemental Agreement dated April 11, 1996, by and between the Company and Sony Computer Entertainment Europe, a
              division of Sony Electronic Publishing Limited (22)................         *
   10.24      Sony PSX License Agreement dated June 29, 1994, by and between the
              Company and Sony Computer Entertainment of America, a division of
              Sony Electronic Publishing Company (22)............................         *
   10.25      Termination Agreement and Mutual Release dated May 31, 1995, by and
              between the Company and Catapult Entertainment, Inc. (3)...........         *
   10.26      Stock Purchase Agreement dated as of June 28, 1996, by and between
              the Company and Inland Productions, Inc. (18)......................         *
   10.27      Stock Purchase Agreement dated as of August 2, 1996, by and between
              the Company and Heliotrope Studios, Inc. (18)......................         *
   10.28      License Agreement dated July 11, 1994, between the Company and
              B.A.S.S., Inc. (15)................................................         *
   10.29      License Agreement dated December 29, 1995, between the Company and
              Turner New Media, Inc. (19)........................................         *
   10.30      Assignment of Rights dated as of July 23, 1996, between the Company
              and Blizzard Entertainment (22)....................................         *
   10.31      Financing Contract dated 1994 between Opal Finance Corporation and
              the Company (22)...................................................         *
   11         Statement re: computation of per share earnings (22)...............         *
    23.1      Consent of Deloitte & Touche LLP(20)...............................
    23.2      Consent of Sidley & Austin (16)(20)................................


---------------

  *  Not applicable. See the footnote below for the reference to the copy of the
     Exhibit incorporated by reference as an Exhibit hereto as such Exhibit has been heretofore filed with the Commission, to which there have been no amendments or changes; or to be filed by amendment hereto.

  +  Confidential treatment requested as to portions of this exhibit.

 (1) Filed as Exhibit 10.2(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

 (2) Filed as Exhibit 10.3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

 (3) Filed as an Exhibit to the Company's Registration Statement on Form S-2 (File No. 33-81632) which became effective December 7, 1995, and incorporated herein by reference.

 (4) Filed as Exhibit 10.5(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

 (5) Filed as Exhibit 10.6(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

 (6) Filed as Exhibit 10.8(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

 (7) Filed as Exhibit 10.10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

 (8) Filed as Exhibit 10.7(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

 (9) Filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(10) Filed as an exhibit to Registration Statement on Form S-18 (File No. 33-35582-NY) of Trinity, and incorporated herein by reference. Amendments made since original filing were filed as exhibits to the Company's Proxy Statements dated April 24, 1992, April 30, 1993 and April 28, 1994, respectively, as are incorporated herein by reference and modification made to this document was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference.

(11) Filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 33-47767) or Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 thereto and incorporated herein by reference.

(12) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference.

(13) Filed as Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(14) Filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(15) Filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(16) Included in Exhibit 5.1.

(17) Incorporated by reference to the signature page of this Registration Statement.

(18) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference.

(19) Filed as Exhibit 10.41 to the company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.


(20) Filed herewith.


(21) Filed as Exhibit 10.4(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference


(22) Filed as an Exhibit to the Company's Registration Statement on Form S-2 (File No. 333-18641) filed on December 23, 1996, and incorporated herein by reference.



(23) Filed as an Exhibit to the Company's Registration Statement on Form S-8 (File No. 333-00136) filed on January 11, 1996, and incorporated herein by reference.